Form 10-K, Exhibit 13
period 1999-12-31
FIRST NATIONAL OF NEBRASKA INC
filed 2000-03-28
CIK 36725

EXHIBIT 13

First National of Nebraska, Inc.

1999 Annual Report

To Stockholders

First National of Nebraska concluded the millennium with a record year and began the twenty-first century with a major investment for the future of the Company and for the redevelopment of downtown Omaha. We moved into a new 194,000 square foot Technology Center, and construction began for the 40-story one million square foot First National Tower.

Net income totaled $92.4 million, up from $86.5 million in 1998. Return on average stockholders' equity was 15.1%. This is the twenty-seventh consecutive year that return on average stockholders' equity has been 15% or greater. I doubt that any other multi-billion dollar banking company in the United States can make that claim.

On December 31, 1999, total managed assets reached a new high of $9.2 billion. This compares to $8.8 billion at year-end 1998.

In 1999, we purchased 24 credit card loan portfolios, 2 community banks, a savings and loan branch and a document imaging company. We also added 406 new jobs.

During the decade of the 1990's, the Company grew more than four-fold extending its banking operations to communities across Nebraska and into Colorado and Kansas.

The conclusion of the twentieth century creates a good opportunity to reflect on where we are and the direction in which we are headed. One of the great strengths of the Company is its organization into decentralized, independently managed businesses, each with its own president and management team. This gives us the ability to vigorously compete at the local level - closest to the customer.

The Company's banking business is primarily focused in three areas:

Community Banking

We are a collection of ten community banks located in Nebraska, Colorado, Kansas and South Dakota. These ten banks serve customers with 68 offices located in 31 communities. We have been in community banking for 142 years. It is an area which we know well and consider one of our core competencies.

We have the Number One bank market share in eight of the ten primary communities where we are located. We have achieved this dominant position competing against some very strong independent banks as well as six of the 14 largest banks in the nation. I believe that our strong market share indicates clearly that our customers appreciate this organization's combination of quality products, convenient locations, current technology, and superior personalized service.

We will continue to expand in this part of our business. In 1999, we acquired the Commercial Trust and Savings Bank headquartered in Mitchell, South Dakota with offices in Huron and Woonsocket. We also purchased the First National Bank of Johnstown, Colorado, and a branch of the World Savings Bank in Brighton, Colorado. New branches were opened in Omaha and Broomfield, Colorado. Internet banking went live in 1999.

Although the growth in our community banks varies widely, depending on their location, our largest investments during the 1990's have been in the faster growing areas of suburban Kansas City and the front range of Colorado. During 1999, our community banks' non-credit card loan portfolios increased a record 25.8%.

MAP DEPICTING:

Nebraska	South Dakota	Kansas	Colorado

Omaha	Yankton	Fairway	Fort Collins
North Platte	Mitchell	Overland Park	Greeley
Columbus	Huron	Olathe	Loveland
Kearney	Woonsocket	Shawnee*	Windsor
Fremont			Boulder
Beatrice			Longmont
David City			Louisville
Chadron			Broomfield
Alliance			Brighton
Scottsbluff			Johnstown
Gering
Norfolk

*Opening Summer 2000

Credit Card Issuing

First National Bank of Omaha was a pioneer in the issuing of bank credit cards in 1953. We have continued to be a leader in this industry for nearly half a century. Today, with cardholders throughout the nation, we rank as the 11th largest bank issuer of credit cards, and the 18th largest overall issuer based on the amount of managed credit card loans outstanding.

Over the years, the success of credit card issuing has been phenomenal for the Company. During the quarter of a century from 1971 through 1996, our managed credit card portfolio grew at a compounded annual rate of 25%.

However, extraordinary nation-wide competition during the last few years has resulted in a substantial slowdown in our credit card growth rate since 1996. This competition has also created an excess of easy credit to consumers throughout the United States which has raised the level of delinquencies and chargeoffs for all of us in the industry.

While issuing credit cards has been a major driver in this Company's growth during most of the last 30 years, the industry has now reached a point of maturity which forecasts minimal growth in the years ahead. As a result, a number of banks are disposing of their credit card portfolios. We have acquired 50 portfolios in the last three years, including 24 in 1999. I believe credit card issuing will continue to be attractive for the Company, however we will need to maintain substantial investments in technology and marketing in order to preserve our position.

Processing

For decades, the Company has considered automation of currency and the processing which surrounds our business to be a core competency. We are one of the 10 largest merchant credit card processors in the United States. We rank among the top 15 in retail lockbox transactions and we are the 19th largest in automated clearinghouse transactions.

In 1999, First National Bank of Omaha occupied a new Technology Center in downtown Omaha. This $64 million project with 194,000 square feet on four square blocks gives us a state-of-the-art facility in which to expand our processing enterprises. This is a major commitment for the future and a part of the business which we believe can be expanded dramatically. As corporations continue to outsource backroom activities, the Company should see opportunities to grow in the processing of both paper and electronic transactions.

We also see a future in converting paper to images. During 1999, we purchased Path Technology Group of Des Moines, a company involved with document imaging. In January 2000, we acquired Mountain States Imaging of Denver. We believe this further advancement in the imaging business is a great complement to our growing expertise in this arena.

MAP DEPICTING ALL 50 STATES:

First National has employees or paid sales people related to processing services in all 50 states excluding Alaska, New Hampshire, West Virginia and Wyoming

The following cities have First National sales and/or processing office locations:

Birmingham, AL	Boston, MA	Columbus, OH
Little Rock, AR	Baltimore, MD	Oklahoma City, OK
Phoenix, AZ	Portland, ME	Portland, OR
Fresno, CA	Detroit, MI	Philadelphia, PA
Denver, CO	Minneapolis, MN	Charleston, SC
Hartford, CT	Kansas City, MO	Sioux Falls, SD
Naples, FL	Albuquerque, NM	Nashville, TN
Atlanta, GA	Charlotte, NC	Dallas, TX
Des Moines, IA	Lincoln, NE	Houston, TX
Boise, ID	Omaha, NE	Salt Lake City, UT
Chicago, IL	Edison, NJ	Richmond, VA
Indianapolis, IN	Las Vegas, NV	Seattle, WA
Kansas City, KS

The Company has compiled more than a quarter of a century of strong earnings after a major investment in 1969-1971 which resulted in First National Bank of Omaha's current headquarters. That investment was primarily needed in order to better handle automobile traffic. In 1968, we found ourselves in a 53 year old building which was too small and had no drive-in bank and no parking. The conclusion at the time was to build First National Center which was a major commitment for this Company.

In many ways we have faced the same difficult decision in the last three years. However, instead of needing to better service automobile traffic, we are now facing the need to better service electronic traffic. As a result, three new facilities in Omaha have been or are being constructed for our use: a 222,000 square foot office building at 142nd and Dodge, a new Technology Center at 16th and Capitol Avenue, and a 40-story office building across the street at 16th and Dodge. These facilities are not traditional banks. No one will be able to cash a check nor make a deposit in any of these buildings. They are designed to bring together thousands of people who interact with our millions of customers nation-wide, making it possible for us to more efficiently automate currency throughout the country.

The major commitments we are making in people, software, equipment, facilities, and marketing are investments in the future. They may have an adverse impact on our earnings over the next few years. However, we believe that these commitments will help us to fulfill the vision of being a regional as well as a national competitor well into the twenty-first century.

I want to thank our customers, shareholders, and associates throughout the United States who have supported the First National family of companies during the past century and who look forward with me to the excitement of the twenty-first century!

Bruce R. Lauritzen

First National of Nebraska and Subsidiaries
Performance Trends

(in millions)

BAR GRAPHS DEPICTING

[CHART]

Managed Assets* 1999: $9,211		Earnings 1999: $92.4		Capital & Loan Loss Allowance 1999: $757
Year		Year		Year
1972	298	1972	1.959	1972	20
1973	366	1973	2.213	1973	22
1974	360	1974	2.405	1974	20
1975	351	1975	2.597	1975	18
1976	372	1976	3.155	1976	20
1977	439	1977	3.614	1977	23
1978	503	1978	3.976	1978	27
1979	583	1979	4.473	1979	31
1980	625	1980	5.075	1980	35
1981	666	1981	5.743	1981	41
1982	715	1982	6.575	1982	46
1983	844	1983	7.000	1983	49
1984	873	1984	8.700	1984	59
1985	1,081	1985	10.076	1985	69
1986	1,118	1986	11.637	1986	80
1987	1,314	1987	15.133	1987	95
1988	1,726	1988	23.253	1988	121
1989	2,076	1989	28.123	1989	147
1990	2,548	1990	33.217	1990	186
1991	3,033	1991	40.017	1991	225
1992	3,574	1992	52.126	1992	272
1993	4,272	1993	70.082	1993	345
1994	5,262	1994	77.133	1994	415
1995	6,311	1995	82.241	1995	498
1996	7,112	1996	70.232	1996	593
1997	8,282	1997	75.187	1997	639
1998	8,841	1998	86.492	1998	706
1999	9,211	1999	92.361	1999	757

[CHART]

Managed Assets* 1999: $6,949		Deposits 1999: $7,009		Return On Average Equity: 1999; 15.1%
Year		Year		Year
1972	152	1972	251	1972	13.5
1973	183	1973	296	1973	16.5
1974	172	1974	299	1974	17.4
1975	175	1975	280	1975	18.5
1976	202	1976	302	1976	19.5
1977	215	1977	336	1977	19.2
1978	268	1978	369	1978	18.2
1979	318	1979	411	1979	17.9
1980	289	1980	428	1980	17.7
1981	370	1981	411	1981	17.4
1982	411	1982	432	1982	17.1
1983	515	1983	557	1983	16.3
1984	634	1984	608	1984	18.6
1985	729	1985	741	1985	18.0
1986	806	1986	799	1986	18.0
1987	979	1987	970	1987	19.8
1988	1,312	1988	1,308	1988	25.7
1989	1,570	1989	1,642	1989	24.3
1990	1,878	1990	2,097	1990	23.2
1991	2,212	1991	2,575	1991	23.3
1992	2,591	1992	3,070	1992	24.7
1993	3,173	1993	3,652	1993	26.8
1994	3,934	1994	4,383	1994	24.1
1995	4,639	1995	5,090	1995	20.8
1996	5,296	1996	5,836	1996	15.4
1997	5,948	1997	6,401	1997	15.2
1998	6,386	1998	6,868	1998	15.7
1999	6,949	1999	7,009	1999	15.1

* Reported assets or loans plus securitized credit card loans

First National of Nebraska and Subsidiaries
Financial Highlights

Years ended December 31,
	1999	1998	1997	1996	1995

(in thousands except per share data)
Total assets	$ 8,560,444	$ 8,187,815	$ 7,332,021	$ 6,912,057	$ 6,110,542
Net income	$ 92,361	$ 86,492	$ 75,187	$ 70,232	$ 82,241
Stockholders' equity	$ 650,474	$ 584,303	$ 510,057	$ 487,966	$ 429,831
Allowance for loan losses	$ 106,484	$ 121,877	$ 128,990	$ 104,812	$ 67,740

Per share data:
Net income	$ 276.02	$ 258.19	$ 220.68	$ 202.53	$ 237.17
Dividends	$ 38.72	$ 35.00	$ 33.76	$ 37.22	$ 33.73
Stockholders' equity	$ 1,943.91	$ 1,744.19	$ 1,522.56	$ 1,407.19	$ 1,239.54

Profit ratios:
Return on average equity	15.1%	15.7%	15.2%	15.4%	20.8%
Return on average assets	1.2%	1.2%	1.1%	1.1%	1.5%

A picture of a three-dimensional model depicting First National Technology
Center located at 201 North 16th Street, Omaha, NE, 68102.

First National of Nebraska and Subsidiaries
Consolidated Statements of Financial Condition

	December 31,
	1999	1998

(in thousands except share and per share data)
Assets
Cash and due from banks	$ 407,584	$ 434,275
Federal funds sold and other short-term investments	247,148	382,234

Total cash and cash equivalents	654,732	816,509

Investment securities:
Available-for-sale (amortized cost $987,943 and $834,471)	971,449	836,280
Held-to-maturity (fair value $178,188 and $423,554)	179,406	420,918
Federal Home Loan Bank stock and other securities, at cost	42,215	17,903

Total investment securities	1,193,070	1,275,101

Loans	6,313,732	5,746,054
Less: Allowance for loan losses	106,484	121,877
Unearned income	15,429	13,450

Net loans	6,191,819	5,610,727

Premises and equipment, net	149,803	138,853
Other assets	371,020	346,625

Total assets	$ 8,560,444	$8,187,815

Liabilities and Stockholders' Equity

Deposits:
Noninterest-bearing	$ 858,895	$ 896,485
Interest-bearing	6,149,817	5,971,396

Total deposits	7,008,712	6,867,881

Federal funds purchased and securities sold under repurchase agreements	341,485	358,975
Federal Home Loan Bank advances	372,077	28,535
Other borrowings	3,758	4,504
Other liabilities	89,549	250,753
Capital notes	94,389	92,864

Total liabilities	7,909,970	7,603,512

Contingencies and commitments

Stockholders' equity:
Common stock, $5 par value, 346,767 shares authorized, 334,500 and 335,000 shares issued and outstanding	1,673	1,675
Additional paid-in capital	2,511	2,515
Retained earnings	656,786	578,951
Accumulated other comprehensive income (loss)	(10,496)	1,162

Total stockholders' equity	650,474	584,303

Total liabilities and stockholders' equity	$ 8,560,444	$ 8,187,815

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Income

	For the years ended December 31,
	1999	1998	1997

(in thousands except share and per share data)
Interest income:
Interest and fees on loans and lease financing	$749,376	$755,803	$735,638
Interest on securities:
Taxable interest income	65,504	65,598	64,165
Nontaxable interest income	1,191	835	1,036
Interest on federal funds sold and other short-term investments	9,557	13,320	14,268

Total interest income	825,628	835,556	815,107

Interest expense:
Interest on deposits	284,482	305,127	286,226
Interest on federal funds purchased and securities sold under repurchase agreements	8,394	8,310	7,841
Interest on Federal Home Loan Bank advances	7,162	1,003	159
Interest on other borrowings	391	1,435	2,068
Interest on capital notes	7,104	7,187	7,322
Interest on commercial paper and commercial paper based borrowings	—	—	13,479

Total interest expense	307,533	323,062	317,095

Net interest income	518,095	512,494	498,012
Provision for loan losses	144,573	173,311	201,494

Net interest income after provision for loan losses	373,522	339,183	296,518
Noninterest income:
Processing services	74,829	81,481	76,014
Credit card securitization income	64,384	60,980	51,817
Deposit services	27,865	24,948	22,879
Trust and investment services	22,980	22,979	20,616
Commissions	15,471	15,703	14,212
Miscellaneous	43,088	52,672	31,640

Total noninterest income	248,617	258,763	217,178

Noninterest expense:
Salaries and employee benefits	216,263	182,848	155,956
Communications and supplies	58,529	58,046	55,922
Equipment rentals, depreciation and maintenance	40,913	36,993	29,880
Professional services	35,267	53,023	48,701
Net occupancy expense of premises	30,554	30,045	22,355
Loan servicing expense	29,917	26,065	20,560
Processing expense	27,661	28,784	26,560
Miscellaneous	40,724	39,942	29,857

Total noninterest expense	479,828	455,746	389,791

Income before income taxes	142,311	142,200	123,905
Income tax expense (benefit):
Current	50,059	57,165	53,947
Deferred	(109)	(1,457)	(5,229)

Total income tax expense	49,950	55,708	48,718

Net income	$ 92,361	$ 86,492	$ 75,187

Average number of common shares outstanding	334,622	335,000	340,706

Net income per common share	$ 276.02	$ 258.19	$ 220.68

Cash dividends declared per common share	$ 38.72	$ 35.00	$ 33.76

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Comprehensive Income

	For the years ended December 31,
	1999	1998	1997

(in thousands)
Net Income	$ 92,361	$86,492	$75,187

Other comprehensive income (loss), before tax:
Net unrealized holding gains (losses) on available-for-sale securities	(19,191)	495	2,626
Less: Reclassification adjustment for net gains realized in net income	888	1,307	1,267

Other comprehensive gain (loss), before tax	(18,303)	(812)	1,359
Less: Income tax expense (benefit) for other comprehensive income	(6,645)	(291)	485

Other comprehensive gain (loss), net of tax	(11,658)	(521)	874

Comprehensive income	$ 80,703	$85,971	$76,061

Consolidated Statements of Stockholders' Equity

For the years ended December 31, 1999, 1998 and 1997

	Common Stock ($5 par value)	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity

(in thousands except per share data)
Balance, January 1, 1997	$1,734	$2,604	$482,819	$ 809	$487,966
Net Income	—	—	75,187	—	75,187
Repurchase of common stock	(59)	(89)	(42,214)	—	(42,362)
Net unrealized appreciation on securities available-for-sale, net of tax	—	—	—	874	874
Cash dividends - $33.76 per share	—	—	(11,608)	—	(11,608)

Balance, December 31, 1997	1,675	2,515	504,184	1,683	510,057
Net Income	—	—	86,492	—	86,492
Net unrealized depreciation on securities available-for-sale, net of tax	—	—	—	(521)	(521)
Cash dividends - $35.00 per share	—	—	(11,725)	—	(11,725)

Balance, December 31, 1998	1,675	2,515	578,951	1,162	584,303
Net Income	—	—	92,361	—	92,361
Repurchase of common stock	(2)	(4)	(1,568)	—	(1,574)
Net unrealized depreciation on securities available-for-sale, net of tax	—	—	—	(11,658)	(11,658)
Cash dividends - $38.72 per share	—	—	(12,958)	—	(12,958)

Balance, December 31, 1999	$1,673	$2,511	$656,786	$(10,496)	$650,474

See Notes to Consolidated Financial Statements

First National of Nebraska and Subsidiaries
Consolidated Statements of Cash Flows

	For the years ended December 31,
	1999	1998	1997

(in thousands)
CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$ 92,361	$ 86,492	$ 75,187
Adjustments to reconcile net income to net cash flows from operating activities:
Provision for loan losses	144,573	173,311	201,494
Depreciation and amortization	55,381	44,412	41,888
Provision for deferred taxes	(109)	(1,457)	(5,229)
Origination of mortgage loans for resale	(132,466)	(146,816)	(41,991)
Proceeds from the sale of mortgage loans for resale	142,921	131,847	40,851
Other asset and liability activity, net	(168,713)	8,537	(41,440)

Net cash flows from operating activities	133,948	296,326	270,760
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions, net of cash received (1)	(20,539)	(855)	—
Maturities and sales of securities available-for-sale	402,204	348,663	211,676
Purchases of securities available-for-sale	(518,571)	(659,504)	(331,553)
Maturities of securities held-to-maturity	266,526	625,871	283,446
Purchases of securities held-to-maturity	(7,343)	(174,065)	(507,975)
Purchases of FHLB stock and other securities	(24,312)	(5,888)	(2,619)
Net change in loans	(567,210)	(230,115)	(586,113)
Credit card securitization activities	(1,978)	(296,978)	750,000
Purchases of loan portfolios	(48,586)	(402,331)	(288,998)
Purchases of premises and equipment	(41,372)	(41,987)	(41,072)
Other, net	3,178	2,277	2,141

Net cash flows from investing activities	(558,003)	(834,912)	(511,067)
CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	(84,414)	466,836	564,876
Assumption of deposits, net	39,712	—	—
Net change in federal funds purchased and securities sold under repurchase agreements	(17,490)	141,084	71,876
Issuance of FHLB advances	452,267	72,063	83,742
Principal repayments on FHLB advances	(111,725)	(47,484)	(80,525)
Issuance of other borrowings	10,286	14,000	52,029
Principal repayments on other borrowings	(11,032)	(34,333)	(34,060)
Principal repayments on capital notes	(794)	(1,188)	(2,564)
Net change in commercial paper and commercial paper based borrowings	—	—	(280,169)
Repurchase of common stock	(1,574)	—	(42,362)
Cash dividends paid	(12,958)	(11,725)	(11,608)

Net cash flows from financing activities	262,278	599,253	321,235

Net change in cash and cash equivalents	(161,777)	60,667	80,928
Cash and cash equivalents at beginning of year	816,509	755,842	674,914

Cash and cash equivalents at end of year	$ 654,732	$ 816,509	$ 755,842

Cash paid during the year for:
Interest	$ 310,471	$ 324,766	$ 312,318
Income taxes	$ 52,632	$ 53,387	$ 44,979
Non-cash investing and financing activities: Consideration for business acquisitions	$ 2,319	$ —	$—

See Notes to Consolidated Financial Statements

(1)	In acquisitions during 1999, the Company acquired non-cash assets of $214 million and assumed liabilities of $191.2 million.

First National of Nebraska and Subsidiaries
Notes to Consolidated Financial Statements
Years Ended December 31, 1999, 1998 and 1997

A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Consolidation – The consolidated financial statements of First National of Nebraska and subsidiaries (the Company) include the accounts of the parent company; its 99.67% owned subsidiary, First National Bank of Omaha and subsidiaries (the Bank); its wholly-owned other banking subsidiaries; and its nonbanking subsidiaries. All material intercompany transactions and balances have been eliminated in consolidation.

Nature of Business – The Company is a Nebraska-based interstate bank holding company whose primary assets are its banking subsidiaries. The banking subsidiaries are principally engaged in consumer, commercial, real estate and agricultural lending and retail deposit activities. The Company also has subsidiaries which provide merchant credit card processing and other services.

These operating activities involve similar types of customers, products and services and distribution methods. Financial information is maintained and analyzed on a total entity basis for decision making and performance assessment. The Company's operations are also regulated by common regulatory authorities. Therefore, in accordance with Statement of Financial Accounting Standards (SFAS) No. 131, "Disclosures about Segments of an Enterprise and Related Information, " the Company has determined that it is a single reportable entity.

Use of Estimates – In preparing consolidated financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents – For the purpose of the consolidated statements of cash flows, cash and cash equivalents include cash and due from banks, federal funds sold and other short-term investments with original maturities of three months or less.

Securities – Debt securities for which the Company has the positive intent and ability to hold to maturity are classified as "held-to-maturity" and reported at amortized cost. Securities not classified as held-to-maturity or trading, including equity securities with readily determinable fair values, are classified as "available-for-sale" and recorded at fair value, with unrealized gains and losses on a net-of-tax basis excluded from earnings and reported in other comprehensive income. Federal Home Loan Bank stock and other securities are not actively traded and do not have readily determinable fair values.

Purchase premiums and discounts are recognized in interest income using the level yield method over the period to maturity. Gains and losses on the sale of securities are determined using the specific-identification method.

Loans – Loans are reported at their outstanding principal balance net of the allowance for loan losses and any deferred fees or costs on originated loans. Loan fees and certain direct loan origination costs are deferred and recognized as an adjustment of the yield of the related loan over the estimated average life of the loan.

Accrual of interest is discontinued on a loan when management believes collection of interest is doubtful after considering economic and business conditions, collection efforts, and the financial condition of the borrower.

Leases – Equipment acquired with no outside financing is leased to customers under direct financing lease arrangements. The net investment in direct financing leases is the sum of all minimum lease payments and estimated residual values, less unearned income. Unearned income is recognized as interest income over the terms of the leases by methods that approximate the level yield method.

Allowance for Loan Losses – The allowance for loan losses is increased by charges to income and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral and current economic conditions. The allowance for loan losses related to impaired loans, excluding large groups of smaller balance homogeneous loans (such as consumer loans) that are collectively evaluated for impairment, is measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, or as a practical expedient, at the observable market price of the loan or the fair value of the underlying collateral.

Premises and Equipment – Premises, furniture and equipment, and leasehold improvements are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets or the terms of the leases. Land is carried at cost.

Credit Card Loan Securitizations – The Company has sold, on a revolving basis, credit card loans through securitization programs. These securitizations have been recorded as sales in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." A residual earnings stream and servicing have been retained and are recorded at estimated fair value based on the present value of estimated expected future cash flows using a discount rate commensurate with the risks involved. A servicing liability related to the securitization has also been recorded.

Securities Sold Under Repurchase Agreements – Securities sold under agreements to repurchase, which are classified as secured borrowings, generally mature within one day from the transaction date. Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.

Income Taxes – The Company files consolidated federal and state tax returns. Taxes of the subsidiaries, computed on a separate return basis, are remitted to the parent company. Under the liability method used to calculate income taxes, the Company accounts for differences between the financial statement carrying amounts and tax bases of existing assets and liabilities by applying currently enacted statutory tax rates which are applicable to future periods.

Intangible Assets – Goodwill represents the excess of the purchase price over the estimated fair value of identifiable net assets associated with merger and acquisition transactions. Goodwill is amortized on a straight-line basis over periods ranging up to 25 years. Core deposit intangibles represent the intangible value of depositor relationships resulting from deposit liabilities assumed in acquisitions and are amortized over periods not exceeding 10 years using straight-line and accelerated methods, as appropriate. Purchased credit card relationships represent the intangible value of acquired credit card relationships and are amortized over 15 years using an accelerated method.

The Company periodically assesses the recoverability of intangible assets by reviewing such assets whenever events or changes in circumstances indicate that the book value may not be recoverable. An impairment is recognized when undiscounted cash flows of assets are estimated to be insufficient to recover their related carrying value.

Fair Values of Financial Instruments – Fair values of financial instruments that are not actively traded are based on market prices of similar instruments and/or valuation techniques using market assumptions. Although management uses its best judgment in estimating the fair value of these financial instruments, there are inherent limitations in any estimation technique. The Company assumes that the carrying amount of cash and short-term financial instruments approximates their fair value.

Trust Assets – Property (other than cash deposits) held by banking subsidiaries in fiduciary or agency capacities for their customers is not included in the accompanying consolidated statements of financial condition since such items are not assets of the Company.

Net Income Per Share – Net income per share of common stock has been computed on the basis of the weighted average number of shares of common stock outstanding. The Company has no potentially dilutive common stock equivalents.

Other – Certain reclassifications were made to prior years' financial statements to conform them to the improved classifications used in 1999. These reclassifications had no effect on net income or total assets.

B. INVESTMENT SECURITIES

Debt and equity securities have been classified in the consolidated statements of financial condition according to management's intent.

Available-for-sale
The amortized cost of available-for-sale securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

(in thousands)
1999
U.S. Government obligations	$924,897	$ 89	$(15,366)	$909,620
Obligations of states and political subdivisions	3,500	—	—	3,500
Mortgage-backed securities	52,530	14	(1,197)	51,347
Other securities	7,016	2	(36)	6,982

Total securities available-for-sale	$987,943	$ 105	$(16,599)	$971,449

1998
U.S. Government obligations	$812,156	$3,340	$ (1,325)	$814,171
Obligations of states and political subdivisions	30	—	—	30
Mortgage-backed securities	22,285	—	(206)	22,079
Other securities	—	—	—	—

Total securities available-for-sale	$834,471	$3,340	$ (1,531)	$836,280

1997
U.S. Government obligations	$366,584	$2,623	$ —	$369,207
Obligations of states and political subdivisions	115	—	—	115
Other securities	—	—	—	—

Total securities available-for-sale	$366,699	$2,623	$ —	$369,322

The following table presents the amortized cost and fair value by the contractual maturity of available-for-sale debt securities held on December 31, 1999 as well as the weighted average yield for each range (stated on a taxable equivalent basis assuming a 35% marginal tax rate). Yield information does not give effect to changes in fair value that are reflected as a component of stockholders' equity.

	Amortized Cost	Fair Value	Weighted Average Yield

(in thousands)
U.S. Government obligations
Due in one year or less	$172,031	$171,458	5.52%
Due after one year through five years	751,366	736,688	5.40%
Due after five years through ten years	1,500	1,474	5.40%
Due after ten years	—	—	—

Total	$924,897	$909,620	5.42%

Obligations of states and political subdivisions
Due in one year or less	$ —	$ —	—
Due after one year through five years	—	—	—
Due after five years through ten years	1,615	1,615	10.98%
Due after ten years	1,885	1,885	11.81%

Total	$ 3,500	$ 3,500	11.43%

Other securities
Due in one year or less	$ 550	$ 550	6.44%
Due after one year through five years	6,466	6,432	7.08%
Due after five years through ten years	—	—	—
Due after ten years	—	—	—

Total	$ 7,016	$ 6,982	7.03%

Gross realized gains on sales of available-for-sale securities were $888,000 in 1999 and $1.3 million in 1998 and 1997. The proceeds from sales of available-for-sale securities were $200 million and $303.1 million for 1999 and 1998, respectively.

Held-to-maturity
The amortized cost of held-to-maturity securities and their approximate fair values at December 31 were as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value

(in thousands)
1999
U.S. Government obligations	$124,731	$ 7	$ (732)	$124,006
Obligations of states and political subdivisions	34,945	66	(292)	34,719
Mortgage-backed securities	19,280	7	(274)	19,013
Other securities	450	—	—	450

Total securities held-to-maturity	$179,406	$ 80	$ (1,298)	$178,188

1998
U.S. Government obligations	$374,009	$2,109	$ —	$376,118
Obligations of states and political subdivisions	16,671	210	—	16,881
Mortgage-backed securities	29,788	325	(8)	30,105
Other securities	450	—	—	450

Total securities held-to-maturity	$420,918	$2,644	$ (8)	$423,554

1997
U.S. Government obligations	$809,581	$1,903	$ (265)	$811,219
Obligations of states and political subdivisions	17,184	192	(21)	17,355
Mortgage-backed securities	45,692	31	(101)	45,622
Other securities	450	—	—	450

Total securities held-to-maturity	$872,907	$2,126	$ (387)	$874,646

The following table presents the amortized cost and fair value by the contractual maturity of held-to-maturity debt securities held on December 31, 1999 as well as the weighted average yield for each range (stated on a taxable equivalent basis assuming a 35% marginal tax rate).

	Amortized Cost	Fair Value	Weighted Average Yield

(in thousands)
U.S. Government obligations
Due in one year or less	$ 74,132	$ 73,728	5.85%
Due after one year through five years	50,599	50,278	6.02%
Due after five years through ten years	—	—	—
Due after ten years	—	—	—

Total	$124,731	$124,006	5.92%

Obligations of states and political subdivisions
Due in one year or less	$ 4,844	$ 4,849	9.94%
Due after one year through five years	21,647	21,474	10.54%
Due after five years through ten years	4,486	4,422	10.98%
Due after ten years	3,968	3,974	9.95%

Total	$ 34,945	$ 34,719	10.44%

Other securities
Due in one year or less	$ —	$ —	—
Due after one year through five years	450	450	6.64%
Due after five years through ten years	—	—	—
Due after ten years	—	—	—

Total	$ 450	$ 450	6.64%

Available-for-sale and held-to-maturity securities totaling $675.1 million and $710.2 million, at December 31, 1999 and 1998, respectively, were pledged to secure public deposits, repurchase agreements and for other purposes as required or permitted by law.

C. LOANS

The Company grants individual consumer, commercial, agricultural, and real estate loans to its customers. The commercial loan portfolio is diversified, consisting of numerous industries located or headquartered primarily in the Company's operating region which includes Nebraska, Colorado, Kansas, South Dakota and Iowa. The majority of individual consumer loans are to customers located in the central part of the United States and these loans consist primarily of credit cards and related plans.

For the years ended December 31, loans were comprised of the following:

	1999	1998

(in thousands)
Individual consumer	$3,016,705	$3,188,367
Real estate - mortgage	1,176,024	959,904
Commercial and financial	1,171,786	832,070
Agricultural	534,004	427,274
Real estate - construction	303,836	234,757
Lease financing	80,196	73,726
Other	31,181	29,956

Gross loans	6,313,732	5,746,054
Less:
Allowance for loan losses	106,484	121,877
Unearned income	15,429	13,450

Net loans	$6,191,819	$5,610,727

Lease financing for the years ended December 31 was comprised of the following:

	1999	1998

(in thousands)
Direct financing leases:
Lease payments receivable	$67,945	$62,731
Estimated residual value of equipment	12,251	10,995

	80,196	73,726
Less unearned income	10,166	9,364

Net leases	$70,030	$64,362

At December 31, 1999, minimum lease financing payments receivable for each of the five succeeding years are approximately: $20.2 million for 2000; $19.1 million for 2001; $13.5 million for 2002; $8.3 million for 2003; and $4.2 million for 2004.

In addition to loans owned by the Company, credit card loans securitized and serviced for others totaled $651 million and $653 million at December 31, 1999 and 1998, respectively. Mortgage loans serviced for others totaled $490.9 million and $394.7 million, respectively, at December 31, 1999 and 1998. Loan participations sold to banks owned by shareholders of the Company were $93 million and $90.6 million, respectively, at December 31, 1999 and 1998. Loan participations of $24.9 million were also purchased from companies owned by shareholders at December 31, 1999. Loans to subsidiary bank directors and their associates were approximately $27 million and $27.7 million at December 31, 1999 and 1998, respectively.

An analysis of the changes in the allowance for loan losses for the years ended December 31 is as follows:

	1999	1998	1997

(in thousands)
Balance beginning of year	$ 121,877	$ 128,990	$ 104,812
Addition due to acquisitions of loans	3,054	13,035	10,895
Reduction due to sales of loans	—	(8,990)	—
Provision for loan losses	144,573	173,311	201,494

Loans charged off	(191,257)	(213,325)	(213,348)
Loans recovered	28,237	28,856	25,137

Total net charge-offs	(163,020)	(184,469)	(188,211)

Balance end of year	$ 106,484	$ 121,877	$ 128,990

The Company evaluates each borrower's creditworthiness on a case-by-case basis. The individual consumer loan category is predominately unsecured, and the allowance for potential losses associated with these loans has been established accordingly. The majority of the non-consumer loan categories are generally secured by real estate, operating assets, or financial instruments. The amount of collateral obtained is based upon management's evaluation of the borrower.

The allowance for loan losses is intended to cover losses inherent in the Company's loan portfolio as of the reporting date and is continually monitored using statistically-based computer simulation models. The provision for loan losses is charged against earnings to cover both current period net charge-offs and to maintain the allowance at an acceptable level to cover losses inherent in the portfolio as of the reporting date. Management's review of the adequacy of the allowance for loan losses is based upon a review of collateral values, delinquencies, nonaccruals, payment histories and various other analytical and subjective measures relating to the various loan portfolios within the Company.

As of December 31, 1999, 1998 and 1997 and for each of the three years then ended, the Company's recorded investment in impaired loans and associated interest income was immaterial.

D. PREMISES AND EQUIPMENT

Premises and equipment were comprised of the following:

	December 31,
	1999	1998

(in thousands)
Land	$ 18,091	$ 14,166
Buildings	84,568	77,557
Leasehold improvements	27,281	24,526
Equipment	192,960	164,958

	322,900	281,207
Less accumulated depreciation	173,097	142,354

Net premises and equipment	$149,803	$138,853

E. DEPOSITS

At December 31, 1999, the scheduled maturities of total certificates of deposit were as follows:

(in thousands)
2000	$ 2,638,729
2001	827,027
2002	110,098
2003	48,667
2004 and thereafter	82,482

Total certificates of deposit	$ 3,707,003

The aggregate amount of certificates of deposit, each with a minimum denomination of $100,000, was approximately $762 million and $674.4 million at December 31, 1999 and 1998, respectively.

F. FEDERAL HOME LOAN BANK ADVANCES

The Company had advances from the Federal Home Loan Bank as follows:
	December 31, 1999		December 31, 1998

	Weighted Average Rate	Amount	Weighted Average Rate	Amount

(in thousands)
Scheduled maturities due on regular advances:
Due in one year or less	5.66%	$123,001	6.07%	$ 639
Due after one year through two years	6.18%	915	6.04%	752
Due after two years through three years	6.30%	1,336	6.10%	669
Due after three years through four years	5.25%	21,238	6.28%	1,088
Due after four years through five years	5.57%	30,846	4.84%	20,986
Due after five years	5.67%	59,741	6.41%	4,401

Total regular advances	5.62%	$237,077	5.23%	$ 28,535
Total line of credit advances	5.00%	$135,000	—	—

Total Federal Home Loan Bank advances	5.39%	$372,077	5.23%	$ 28,535

These Federal Home Loan Bank advances carried interest rates ranging from 4.47% to 7.34% as of December 31, 1999. Fixed-rate advances totaling $94.5 million at December 31, 1999 are convertible into adjustable-rate advances at the option of the Federal Home Loan Bank with call dates ranging from March 2000 to September 2006. These convertible advances include $40 million with scheduled maturities due after two years through three years, $3 million with maturities due after four years through five years and $51.5 million with maturities due after five years. At December 31, 1999 and 1998, outstanding advances were collateralized by real estate loans totaling $443.5 million and $50.6 million, respectively, mortgage-backed securities totaling $48.1 million and $300,000, respectively, and investment securities totaling $15 million and $0, respectively, in compliance with Federal Home Loan Bank requirements. Additionally, the Company held Federal Home Loan Bank stock totaling $33 million at December 31, 1999 and $6.2 million at December 31, 1998 which is also held as collateral.

G. OTHER BORROWINGS

At December 31, 1999 and 1998, Bank premises were subject to a mortgage which requires annual payments of $1.3 million including interest at 7.75%, through the year 2003. The Bank may prepay the mortgage with a prepayment premium. The mortgage balance was $3.4 million and $4.4 million at December 31, 1999, and 1998, respectively.

The parent company has a $100 million syndicated revolving credit facility available for acquisitions or other corporate purposes which bears a variable rate of interest tied to publicly announced debt ratings of the Bank. At December 31, 1999 and 1998, there was no balance outstanding under this credit facility. The credit facility will mature on December 4, 2000, at which time, any outstanding balance will be due. Among other restrictions, the loan agreement requires that the Company maintain certain financial covenants.

H. CAPITAL NOTES

The Bank has $75 million in subordinated capital notes which are due to mature on December 1, 2010. The subordinated capital notes pay interest semi-annually on June 1 and December 1 at a fixed rate of 7.32%. The subordinated capital notes are unsecured and subordinated to the claims of depositors and general creditors of the Bank. No sinking fund has been provided, and the subordinated capital notes may not be redeemed, in whole or in part, prior to maturity.

The parent company has unsecured capital notes which require principal payments through 2006. At December 31, 1999 and 1998, $17.1 million and $17.9 million, respectively, were outstanding on these notes. The capital notes are noncallable and carry interest rates ranging from 9.00% to 12.50%. Principal amounts due on capital notes in each of the succeeding five years and thereafter are approximately: $800,000 in 2000; $700,000 in 2001; $7.5 million in 2002; $1.9 million in 2003 and 2004; and $4.3 million in years thereafter.

In November 1999, a subsidiary bank issued $2.3 million in capital notes which require principal payments beginning in 2006 through 2009. The capital notes pay interest quarterly beginning February 5, 2000 at a fixed rate of 7.5%. The capital notes are unsecured and subordinated to the claims of depositors and general creditors of the subsidiary. There are no principal amounts due on these capital notes in 2000 through 2004 and $2.3 million is due in the years thereafter.

I. INCOME TAXES

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31 were as follows:

	1999	1998

(in thousands)
Deferred tax assets:
Allowance for loan losses	$36,927	$42,870
Employee benefits	10,246	7,212
Purchased credit card relationships	6,113	3,473
Net unrealized loss on available-for-sale securities	6,090	—
Other	5,345	3,254

Total deferred tax assets	64,721	56,809

Deferred tax liabilities:
Lease financing	2,469	3,577
Change in accrual method recognized over future periods for tax purposes	4,550	6,825
Retained interests recorded for securitization	3,755	3,823
Net unrealized gain on available-for-sale securities	—	646
Other	2,255	1,176

Total deferred tax liabilities	13,029	16,047

Net deferred tax assets	$51,692	$40,762

The following is a comparative analysis of the provision for federal and state taxes:

	For the years ended December 31,
	1999	1998	1997

(in thousands)
Current:
Federal	$45,073	$51,680	$49,969
State	4,986	5,485	3,978

	50,059	57,165	53,947
Deferred:
Federal	(30)	(1,497)	(4,841)
State	(79)	40	(388)

	(109)	(1,457)	(5,229)

Total provision for income taxes	$49,950	$55,708	$48,718

The effective rates of total tax expense for the years ended December 31, 1999, 1998 and 1997 were different than the statutory federal tax rate. The reasons for the differences were as follows:

	For the years ended December 31,
	1999	1998	1997

(percent of pretax income)
Statutory federal tax rate	35.0%	35.0%	35.0%
Additions (reductions) in taxes resulting from:
Tax-exempt interest income	(0.7)%	(0.6)%	(0.8)%
State taxes	2.2%	2.0%	2.1%
Change in tax estimate	(2.7)%	—	—
Other items, net	1.3%	2.8%	3.0%

Effective tax rate	35.1%	39.2%	39.3%

J. EMPLOYEE BENEFIT PLANS

The Company provides a noncontributory defined benefit pension plan to employees. The pension plan covers substantially all employees with one or more years of service. Pension benefits are based on years of service and the employee's highest average compensation using 60 consecutive months out of the last 120 months of employment. The pension benefits are funded under a self-administered pension trust with the Bank's trust department acting as trustee. The Company's policy is to fund the pension plan with sufficient assets necessary to meet benefit obligations as determined on an actuarial basis (normally up to the amount deductible under existing tax regulations).

In addition to providing pension benefits, the Company also provides postretirement medical and death benefits to retired employees meeting certain eligibility requirements. The medical plan is contributory, whereby the retired employee pays a portion of the health insurance premium, and contains other cost-sharing features such as deductibles and coinsurance.

The following tables provide a reconciliation of the benefit obligations, plan assets and funded status of the pension and postretirement benefit plans.

	Pension Benefits		Postretirement Benefits

	1999	1998	1999	1998

(in thousands)
Change in benefit obligation:
Benefit obligation at January 1	$58,753	$45,532	$6,567	$5,373
Service cost	4,940	4,605	614	526
Interest cost	3,524	3,329	443	382
Retiree contributions	—	—	65	61
Actuarial (gain) loss	(7,501)	6,656	(549)	406
Benefits paid	(1,334)	(1,369)	(218)	(181)

Benefit obligation at December 31	$58,382	$58,753	$6,922	$6,567

	Pension Benefits		Postretirement Benefits
	1999	1998	1999	1998

(in thousands)
Change in plan assets:
Fair value of plan assets at January 1	$78,519	$78,875	—	—
Actual return on plan assets	(12,235)	1,013	—	—
Benefits paid	(1,334)	(1,369)	—	—

Balance at December 31	$64,950	$78,519	—	—

	Pension Benefits		Postretirement Benefits
	1999	1998	1999	1998

(in thousands)
Funded status	$ 6,568	$ 19,766	$(6,922)	$(6,567)
Unrecognized net actuarial gain	(4,554)	(16,509)	(2,010)	(1,497)
Unrecognized prior service cost	422	485	—	—
Unrecognized net assets at transition	(333)	(728)	—	—
Unrecognized transition obligation	—	—	2,834	3,052

Prepaid (accrued) benefit cost	$2,103	$3,014	$(6,098)	$(5,012)

Assumptions as of December 31:
(weighted averages)
Discount rate	7.50%	6.75%	7.50%	6.75%
Expected return on plan assets	8.00%	8.00%	—	—
Rate of compensation increase	5.00%	5.00%	—	—

Pension plan assets consist primarily of equity securities, corporate bonds and government and agency securities. At December 31, 1999, the pension plan owned parent company common stock with an original cost of $270,000 and a fair value of $26.6 million.

Net periodic benefit cost (income) included the following components:

	Pension Benefits			Postretirement Benefits
	1999	1998	1997	1999	1998	1997

(in thousands)
Service cost	$4,940	$4,605	$3,817	$614	$526	$415
Interest cost	3,524	3,329	2,676	443	382	306
Amortization of prior service costs	63	63	63	—	—	—
Expected return on plan assets	(6,231)	(6,262)	(5,219)	—	—	—
Recognized net actuarial gain	(991)	(1,427)	(1,683)	(36)	(72)	(105)
Amortization of transition amounts	(394)	(394)	(394)	217	217	217

Net periodic benefit cost (income)	$911	$(86)	$(740)	$1,238	$1,053	$833

The assumed healthcare cost trend rate used to measure the expected cost of benefits covered by the postretirement benefit plan was 6% in 1999 decreasing to 5% in 2000, and remaining constant thereafter. The healthcare cost trend rate assumption could have a significant effect on the amounts reported. A one percentage point change in the assumed healthcare cost trend rates would have the following effects:

	One Percentage Point Increase	One Percentage Point Decrease

(in thousands)
Effect on total of service and interest cost components of net periodic postretirement healthcare cost	$58	$(56)
Effect on postretirement benefit obligation	279	(265)

In addition to the pension and postretirement benefit plans, the Company also has 401(k) savings plans which cover substantially all employees. Total cost for these plans, included within noninterest expense, for the years ended December 31, 1999, 1998 and 1997 approximated $3.1 million, $1.7 million and $1.3 million, respectively.

K. CONTINGENCIES AND COMMITMENTS

In the normal course of business, there are various outstanding commitments to extend credit in the form of unused loan commitments and standby letters of credit that are not reflected in the consolidated financial statements. Since commitments may expire without being exercised, these amounts do not necessarily represent future funding requirements. The Company uses the same credit and collateral policies in making commitments as those described in Note C.

At December 31, 1999 and 1998, the Company had unused loan commitments, excluding consumer credit card lines, of $1.9 billion and $1.6 billion, respectively. Additionally, standby letters of credit of $138 million and $86.4 million at December 31, 1999 and 1998, respectively, had been issued. The majority of these commitments are collateralized by various assets. No material losses are anticipated as a result of these transactions.

The Company had unused consumer credit card lines of $21.5 billion and $21.3 billion at December 31, 1999 and 1998, respectively. The Company has the contractual right to change the conditions of the credit card members' benefits or terminate the unused line at any time without prior notice. Since many unused credit card lines are never actually drawn upon, the unfunded amounts do not necessarily represent future funding requirements.

In December 1999, the Bank entered into an interest rate swap agreement for $15 million as a hedge against a future loan commitment. The interest rate swap agreement has an effective date of July 1, 2001 and a termination date of July 1, 2011.

The Company has operating leases for office space with terms ranging from one to ten years, which may include renewal options. Certain leases also include residual value guarantees up to $148.9 million, or alternatively, the Company may elect to exercise purchase options totaling $172.4 million. Operating leases on equipment and office space require future minimum annual rental payments as follows: 2000-$21.6 million; 2001-$20.9 million; 2002-$24.2 million; 2003-$22.2 million; 2004-$21.5 million; and $37.3 million thereafter through the year 2026. Net rental expense on leases for the years ending December 31, 1999, 1998 and 1997 was approximately $18.6 million, $17.5 million and $12.5 million, respectively.

L. REGULATORY MATTERS

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the Office of the Comptroller of the Currency (OCC). All federally-insured banks are also regulated by the Federal Deposit Insurance Corporation (FDIC). The Company's banking subsidiaries include seven national banks, three state-chartered banks and two trust companies, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

Various requirements and restrictions under federal and state laws regulate the operations of the Company. These laws, among other things, require the maintenance of reserves against deposits, impose certain restrictions on the nature and terms of loans, restrict investments and other activities, and regulate mergers and the establishment of branches and related operations. The ability of the parent company to pay cash dividends to its shareholders and service debt may be dependent upon cash dividends from its subsidiary banks. Subsidiary banks are subject to limitations under federal law in the amount of dividends they may declare. At December 31, 1999, approximately $112.5 million of subsidiary banks' retained earnings was available for dividend declaration without prior regulatory approval.

The parent company has filed an election to become a "financial holding company" under the Gramm-Leach-Bliley Act. As a financial holding company, the Company would be permitted to engage in and to acquire companies engaged in "financial in nature" activities. These activities could include, among other things, securities and insurance activities and investment banking (through appropriate entities). Engaging in these activities could subject the parent company and its subsidiaries to regulation by additional functional regulators. The parent company would be required to satisfy certain conditions in order to retain its rights as a financial holding company. One such condition is that all of the depository institutions controlled by the Company must be and remain well capitalized and well managed. Failure to satisfy this condition could result in regulatory action against the Company, including forced divestiture of its depository institution subsidiaries.

Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. These quantitative measures require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). The Company and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

As of December 31, 1999, the most recent notification from the bank regulators categorized the Company's banking subsidiaries as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Company's category. To be categorized as well capitalized, the Company's banking subsidiaries must maintain minimum total risk-based capital of 10%, Tier I risk-based capital of 6%, and Tier I leverage capital of 5%.

The Company's and First National Bank of Omaha's actual capital amounts and ratios are presented in the following table.

	Actual		For Minimum Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions

(in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 1999
Total Capital to Risk Weighted Assets Consolidated	$751,810	10.8%	$554,935	8.0%	N/A
First National Bank of Omaha	$363,314	10.5%	$276,853	8.0%	$346,066	10.0%
Tier I Capital to Risk Weighted Assets Consolidated	$577,331	8.3%	$277,467	4.0%	N/A
First National Bank of Omaha	$245,578	7.1%	$138,426	4.0%	$207,640	6.0%
Tier I Capital to Average Assets Consolidated	$577,331	7.1%	$323,176	4.0%	N/A
First National Bank of Omaha	$245,578	6.0%	$163,710	4.0%	$204,637	5.0%
As of December 31, 1998
Total Capital to Risk Weighted Assets Consolidated	$689,260	10.7%	$515,343	8.0%	N/A
First National Bank of Omaha	$348,203	10.5%	$264,559	8.0%	$330,699	10.0%
Tier I Capital to Risk Weighted Assets Consolidated	$520,574	8.1%	$257,671	4.0%	N/A
First National Bank of Omaha	$231,690	7.0%	$132,280	4.0%	$198,419	6.0%
Tier I Capital to Average Assets Consolidated	$520,574	6.8%	$304,980	4.0%	N/A
First National Bank of Omaha	$231,690	5.8%	$159,924	4.0%	$199,905	5.0%

The banking industry is also affected by the monetary and fiscal policies of regulatory authorities, including the Federal Reserve Board. Through open market securities transactions, variations in the discount rate, the establishment of reserve requirements and the regulation of certain interest rates payable by member banks, the Federal Reserve Board exerts considerable influence over the cost and availability of funds obtained for lending and investing. Changes in interest rates, deposit levels and loan demand are influenced by the changing conditions in the national economy and in the money markets, as well as the effect of actions by monetary and fiscal authorities. Pursuant to Federal Reserve Bank reserve requirements, the Company's banking subsidiaries were required to maintain certain cash reserve balances with the Federal Reserve system of approximately $21.7 million and $24.1 million at December 31, 1999 and 1998, respectively.

M. FAIR VALUES OF FINANCIAL INSTRUMENTS

The fair value of a financial instrument is the current amount that would be exchanged between willing parties. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS No. 107, "Disclosures About Fair Value of Financial Instruments," excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following table presents the carrying amounts and fair values of the specified assets and liabilities held by the Company at December 31, 1999 and 1998. The information presented is based on pertinent information available to management as of December 31, 1999 and 1998. Although management is not aware of any factors that would significantly affect the estimated fair value amounts, such amounts have not been comprehensively revalued since that time, and the current estimated fair value of these financial instruments may have changed since that point in time.

	December 31, 1999		December 31, 1998

	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value

(in thousands)

Financial assets:
Cash and cash equivalents	$654,732	$654,732	$816,509	$816,509
Investment securities	1,193,070	1,191,852	1,275,101	1,277,737
Net loans and lease financing	6,191,819	6,393,141	5,610,727	5,939,462
Accrued interest receivable	77,063	77,063	73,980	73,980

Financial liabilities:
Deposits	$7,008,712	$6,996,408	$6,867,881	$6,894,757
Federal funds purchased and securities sold under repurchase agreements	341,485	341,485	358,975	358,975
Federal Home Loan Bank advances	372,077	370,963	28,535	30,031
Other borrowings	3,758	3,758	4,504	4,503
Accrued interest payable	34,025	34,025	35,148	35,148
Capital notes	94,389	89,159	92,864	100,646

Off-balance sheet financial instruments:
Unused loan commitments	$1,865,269	$1,865,269	$1,579,853	$1,579,853
Standby letters of credit	138,032	138,032	86,403	86,403
Unused consumer credit card lines	21,462,937	21,462,937	21,250,552	21,250,552

The following methods and assumptions were used in estimating fair value disclosures for the Company's financial instruments:

Cash and Cash Equivalents - The carrying amounts of cash and due from banks, federal funds sold and other short-term investments approximate the fair values.

Investment Securities - The fair values of the Company's securities, excluding Federal Home Loan Bank stock and other securities, are based on the quoted market prices at December 31, 1999 and 1998. Available-for-sale securities are carried at their aggregate fair values. The carrying value of the Federal Home Loan Bank stock approximates fair value based on the redemption provisions of the Federal Home Loan Bank.

Net Loans and Lease Financing - The fair values of the Company's loans and lease financing have been estimated using two methods: 1) the carrying amounts of short-term and variable rate loans approximate fair values excluding certain credit card loans tied to an index floor; and 2) for all other loans, discounting of projected future cash flows. When using the discounting method, loans are pooled in homogeneous groups with similar terms and conditions and discounted at a target rate at which similar loans would be made to borrowers at year end. In addition, when computing the estimated fair values for all loans, the allowance for loan losses is subtracted from the calculated fair values for consideration of credit issues.

Accrued Interest Receivable - The carrying amount of accrued interest receivable approximates the fair value.

Deposits - The methodologies used to estimate the fair values of deposits are similar to the two methods used to estimate the fair values of loans. Deposits are pooled in homogeneous groups and the future cash flows of these groups are discounted using current market rates offered for similar products at year end.

Federal Funds Purchased and Securities Sold Under Repurchase Agreements - The carrying amounts of federal funds purchased and securities sold under repurchase agreements approximate the fair values.

Federal Home Loan Bank Advances - The fair values of Federal Home Loan Bank advances are estimated by discounting future cash flows using current market rates for similar types of borrowing arrangements.

Other Borrowings - The fair values of other borrowings are estimated by discounting future cash flows using current market rates for similar types of borrowing arrangements.

Accrued Interest Payable - The carrying amount of accrued interest payable approximates the fair value.

Capital Notes - The fair values of capital notes are estimated by discounting future cash flows using current market rates for similar types of borrowing arrangements.

Off-Balance Sheet Financial Instruments - All material amounts of off-balance sheet financial instruments are characterized as short-term instruments because of the conditions of the contract and repricing ability. The carrying values of all off-balance sheet financial instruments approximate the fair values.

N. ACQUISITIONS

In November 1999, a subsidiary of the parent company, First National Bank South Dakota, acquired Commercial Banshares, Inc., parent of Commercial Trust and Savings Bank, in a transaction accounted for as a purchase. Commercial Banshares, Inc. had consolidated assets of approximately $161 million. At acquisition, Commercial Trust and Savings Bank was renamed to Commercial Bank, a division of First National Bank South Dakota. Commercial Bank has branches in Mitchell, Huron and Woonsocket, South Dakota.

A second acquisition occurred in November 1999 and it was also accounted for as a purchase. A bank holding company subsidiary acquired FNBJ Company, a parent of First National Bank of Johnstown, Colorado. FNBJ Company, the holding company of First National Bank of Johnstown, had consolidated assets of approximately $30 million. At acquisition, First National Bank of Johnstown merged into Union Colony Bank and was renamed Union Colony - Johnstown Branch.

O. NEW ACCOUNTING PRONOUNCEMENTS

In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 137 postponed the effective date for SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company intends to adopt SFAS No. 133 effective January 1, 2001. SFAS No. 133 establishes accounting and reporting standards requiring that every derivative (including certain derivatives embedded in contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement requires that changes in the fair value of derivatives be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gain or loss to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate and assess the effectiveness of transactions that receive hedge accounting treatment. Management does not expect the adoption of SFAS No. 133 to have a significant impact on the financial position or results of operations of the Company because the Company currently does not have significant derivative activity.

P. CONDENSED FINANCIAL INFORMATION OF FIRST NATIONAL OF NEBRASKA

First National of Nebraska (parent company only)
Condensed Statements of Financial Condition

	December 31,
	1999	1998

(in thousands)
Assets

Cash and due from banks	$411	$529
Other short-term investments	6,100	2,750

Total cash and cash equivalents	6,511	3,279

Other securities	406	445
Loans to nonbanking subsidiaries	8,294	2,525

Investment in subsidiaries:
First National Bank of Omaha	239,979	231,976
Other banking subsidiaries	403,412	365,091
Nonbanking subsidiaries	11,401	5,164

Total investment in subsidiaries	654,792	602,231

Other assets	4,976	5,324

Total assets	$674,979	$613,804

Liabilities and Stockholders' Equity

Other liabilities	2,873	6,472
Deferred gain on sale of buildings	4,562	5,165
Capital notes	17,070	17,864

Total liabilities	24,505	29,501

Stockholders' equity:
Common stock	1,673	1,675
Additional paid-in capital	2,511	2,515
Retained earnings	656,786	578,951
Accumulated other comprehensive income (loss)	(10,496)	1,162

Total stockholders' equity	650,474	584,303

Total liabilities and stockholders' equity	$674,979	$613,804

First National of Nebraska (parent company only)
Condensed Statements of Operations

	For the years ended December 31,
	1999	1998	1997

(in thousands except share and per share data)
Revenues:
Income from subsidiaries:
Dividends from First National Bank of Omaha	$27,066	$14,988	$21,491
Dividends from other banking subsidiaries	31,000	23,575	20,100
Dividends from nonbanking subsidiaries	—	—	13,069
Interest income on commercial paper	38	159	2,380
Recognized gain on sale of buildings	602	602	602
Investment interest and other income	1,599	462	796

Total revenues	60,305	39,786	58,438
Expenses:
Interest	1,656	2,749	5,622
Other	6,094	3,358	2,243

Total expenses	7,750	6,107	7,865

Income before income taxes and equity in undistributed earnings of subsidiaries	52,555	33,679	50,573
Income tax expense (benefit)	(5,507)	641	371

Total income before equity in undistributed earnings of subsidiaries	58,062	33,038	50,202

Equity in undistributed (overdistributed) earnings of subsidiaries:
First National Bank of Omaha	13,589	30,688	14,978
Other banking subsidiaries	18,473	22,530	14,737
Nonbanking subsidiaries	2,237	236	(4,730)

Total equity in undistributed earnings of subsidiaries	34,299	53,454	24,985

Net income	$92,361	$86,492	$75,187

Average number of shares outstanding	334,622	335,000	340,706

Net income per share	$276.02	$258.19	$220.68

First National of Nebraska (parent company only)
Condensed Statements of Cash Flows

	For the years ended December 31,
	1999	1998	1997

(in thousands)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$92,361	$86,492	$75,187
Adjustments to reconcile net income to net cash
flows from operating activities:
Equity in undistributed earnings of subsidiaries	(34,299)	(53,454)	(24,985)
Recognized gain on sale of buildings	(602)	(602)	(602)
Other, net	(2,678)	2,913	(28)

Net cash flows from operating activities	54,782	35,349	49,572

CASH FLOWS FROM INVESTING ACTIVITIES
Change in investment in subsidiaries and other assets	(36,168)	(2,090)	(14,975)

Net cash flows from investing activities	(36,168)	(2,090)	(14,975)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of other borrowings	10,000	14,000	52,029
Principal repayments of other borrowings	(10,056)	(33,070)	(33,098)
Principal repayments of capital notes	(794)	(1,188)	(2,564)
Net change in commercial paper	—	—	(45,000)
Repayment of payable to subsidiary	—	—	(2,075)
Repurchase of common stock	(1,574)	—	(42,362)
Cash dividends paid	(12,958)	(11,725)	(11,608)

Net cash flows from financing activities	(15,382)	(31,983)	(84,678)

Net change in cash and cash equivalents	3,232	1,276	(50,081)

Cash and cash equivalents at beginning of year	3,279	2,003	52,084

Cash and cash equivalents at end of year	$6,511	$3,279	$2,003

Cash paid during the year for:
Interest	$1,701	$2,833	$5,735
Income taxes	$52,632	$53,387	$44,979

Cash received from affiliates for income taxes	$49,271	$51,895	$39,919

Independent Auditors' Report

Board of Directors and Stockholders
First National of Nebraska, Inc.
Omaha, Nebraska

We have audited the accompanying consolidated statements of financial condition of First National of Nebraska, Inc. and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, comprehensive income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National of Nebraska, Inc. and subsidiaries as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with generally accepted accounting principles.

/s/ Deloitte & Touche LLP

Omaha, Nebraska
January 28, 2000

Management's Discussion and Analysis of
Financial Condition and Results of Operations

The Company

The Company consists of the parent company, which is a Nebraska-based interstate bank holding company organized in 1968, and its consolidated subsidiaries. Its principal subsidiaries include First National Bank of Omaha and its subsidiaries; First National Bank and Trust Company of Columbus; First National Bank, North Platte; Platte Valley State Bank and Trust Company, Kearney; The Fremont National Bank and Trust Company and its wholly-owned subsidiary: Nebraska Trust Company, N.A.; First National Bank of Kansas, Overland Park, Kansas; First National Bank South Dakota, Yankton, South Dakota; and First National of Colorado, Inc., and its wholly-owned Colorado subsidiaries which primarily include: First National Bank, Fort Collins; Union Colony Bank, Greeley; The Bank in Boulder; and FNC Trust Group, N.A. The Company also has nonbanking subsidiaries, which in the aggregate are not material. The Company had 5,867 employees as of December 31, 1999.

The Company is governed by various regulatory agencies. Bank holding companies and their nonbanking subsidiaries are regulated by the Federal Reserve Board. National banks are primarily regulated by the OCC. All federally-insured banks are also regulated by the FDIC. The Company's banking subsidiaries include seven national banks, three state-chartered banks and two trust companies, all of which are insured by the FDIC. The state-chartered banks are also regulated by state banking authorities.

The Company has 47 years of experience providing credit card services and was one of the originators of the bank credit card industry. Through a banking subsidiary, the Company conducts a significant consumer credit card service under license arrangements with VISA USA and MasterCard International, Inc. The Company's credit card customers are located throughout the United States, but primarily in the central part of the country. In 1999, the Company was ranked the eleventh largest bank issuer of credit cards and the eighteenth largest overall issuer based on the amount of managed credit card loans outstanding. The Company performs credit card servicing activities on behalf of its affiliate banks including data processing, payment processing, statement rendering, marketing, customer service, credit administration and card embossing. The Company primarily funds its credit card loans through the core deposits of its affiliate banks.

The Company continues to make substantial investments in data processing technology for its own data processing needs and to provide various data processing services for unaffiliated parties. The services provided include automated clearinghouse transactions, merchant credit card processing and check processing. In 1999, the Company was ranked one of the ten largest merchant credit card processors in the United States with over $20.5 billion in transactions processed in 1999 and $19.2 billion in transactions processed in 1998. It was also ranked the nineteenth largest automated clearinghouse processor in the country and the largest check processor in its market area. Furthermore, the Company provides data processing services to 42 non-affiliated banks located in ten states. The Company continues to closely monitor the risks and competitive conditions as they relate to pricing and technological issues associated with these processing services.

Competitors of the Company include commercial banks, savings and loan associations, consumer and commercial finance companies, credit unions and other financial services companies. The Company's credit card operation competes with other issuers of credit cards ranging from other national issuers of bank cards to local retailers which provide their own credit cards. As a result of this nation-wide competition, the credit card industry has experienced a decline in the credit card growth rate since 1996 and has reached a point of maturity where future growth is projected to be minimal. Also, high levels of consumer delinquencies and bankruptcies continue to be an industry-wide concern for all credit card issuers due to the excess of easy credit to consumers throughout the United States. Due to the competitive pressures and asset quality issues, a number of companies are exiting the credit card industry.

Management's discussion and analysis contains forward-looking statements which reflect management's current views and estimates of future economic circumstances, industry conditions, company performance and the financial results. The statements are based on many assumptions and factors, including general economic conditions, consumer behavior, competitive environment and related market conditions, operating efficiencies and actions of governments. Any changes in such assumptions or factors could produce different results.

Results of Operations

Overview

The Company earned a record net income for 1999 of $92.4 million which is an increase of $5.9 million, or 6.8%, from 1998. In 1998, net income increased $11.3 million, or 15%, from 1997. Earnings increases are primarily due to growth in non-credit card loans and noninterest income and a decline in the provision for loan losses. In 1998, net income reflected proceeds received by the Company related to the settlement of litigation. Excluding the settlement of litigation recognized in 1998, noninterest income has experienced steady growth over the last three years. The Company also reduced its income tax accrual in 1999 compared to 1998 and 1997 due to management's updated evaluation of its tax obligations as a result of recent developments including a favorable court decision on a tax case relating to multi-state taxation of credit card operations and the status of an Internal Revenue Service examination currently in progress. In 1999, net income per share was $276.02 compared to $258.19 and $220.68, respectively, for 1998 and 1997. Return on average stockholders' equity for 1999 was 15.1% compared to 15.7% for 1998 and 15.2% for 1997. Return on average assets was 1.2% for 1999 and 1998, respectively, and 1.1% for 1997.

Net interest income

The Company's primary source of income is net interest income which is defined as the difference between interest income and fees derived from earning assets and interest expense on interest-bearing liabilities. Interest income and expense are affected by changes in the volume and mix of interest-earning assets and interest-bearing liabilities, in addition to changes in interest rates. The following table presents a summary of net interest income on a tax-equivalent basis, related average earning assets and net interest margin:

	1999	1998	1997

(in thousands)
Net interest income on a tax equivalent basis	$ 518,734	$ 512,944	$ 498,570
Average earning assets	7,117,622	6,801,408	6,466,847
Net interest margin	7.29%	7.54%	7.71%

The decreases in net interest margins relate to declines in higher yielding outstanding credit card and related plan average balances net of increases in outstanding non-credit card loan average balances. Net interest margin decreases also relate to asset yields repricing downward in response to competitive market conditions at a faster rate than the repricing of deposits.

Provision for loan losses

On a monthly basis, the Company evaluates its allowance for loan losses based upon a review of collateral values, delinquencies, nonaccruals, payment histories and various other analytical and subjective measures relating to the various loan portfolios within the Company. The provision for loan losses decreased $28.7 million to $144.6 million for 1999 compared to $173.3 million for 1998. In 1998, the provision for loan losses decreased $28.2 million to $173.3 million compared to $201.5 million for 1997. The reduction in the provision for loan losses for 1999 is due to improved delinquency and charge-off rates and a reduction in the outstanding balances of credit card loans and related plans relative to the entire portfolio. These reductions resulted in a decline in the Company's allowance for loan losses as a percentage of loans. The decrease in the provision for loan losses in 1998 related primarily to an improvement in total net charge-offs as a percentage of average loans and the Company's increased collection efforts. Although the level of net charge-offs as a percentage of average loans has improved, it remains high primarily due to delinquencies on consumer credit card loans and consumer bankruptcies which continue to adversely affect the credit card industry.

Noninterest income

Noninterest income was $248.6 million in 1999, a decrease of 3.9%, or $10.1 million, from 1998. In 1998, noninterest income was $258.8 million, an increase of 19.1%, or $41.6 million, from 1997. The 1999 decrease in noninterest income compared to 1998 is attributable to miscellaneous income recognized in the first quarter of 1998 from proceeds received in the settlement of litigation. This decrease was partially offset by an increase in credit card securitization income of $3.4 million, or 5.6%, to $64.4 million for 1999 when compared to $61 million for 1998. The increase in credit card securitization income for 1999 when compared to 1998 resulted from the net impact of a $3.9 million, or 8.2%, increase in net servicing income to $51.7 million from $47.8 million net of a $500,000, or 3.8%, decrease in securitization gains to $12.7 million from $13.2 million. In 1998, credit card securitization income increased $9.2 million, or 17.7%, to $61 million when compared to $51.8 million for 1997. The increase in credit card securitization income for 1998 when compared to 1997 resulted from the net impact of a $13.2 million, or 38.3%, increase in net servicing income to $47.8 million from $34.6 million net of a $4 million, or 23.6%, decrease in securitization gains to $13.2 million from $17.2 million. Deposit services income increased $2.9 million, or 11.7%, in 1999 compared to 1998 and $2.1 million, or 9%, in 1998 compared to 1997 generally as a result of growth in the Company's customer base and overall transaction volume. Trust and investment services were $23 million for both 1999 and 1998, while these services increased in 1998 compared to 1997 by $2.4 million, or 11.5%, from growth in the Company's customer base. Commission income was $15.5 million in 1999, a decrease of $232,000, or 1.5%, from 1998 while commission income was $15.7 million in 1998, a 10.5% increase from 1997. The increase in 1998 compared to 1997 was due to growth in investment sales activities.

Noninterest expense
Noninterest expense was $479.8 million in 1999, an increase of 5.3%, or $24.1 million, from 1998. Noninterest expense in 1998 was $455.7 million, an increase of 16.9%, or $66 million, from 1997. A significant portion of these increases was due to salaries and employee benefits which increased $33.4 million, or 18.3%, in 1999 compared to 1998 and $26.9 million, or 17.2%, in 1998 compared to 1997 resulting from Company growth and expansion into new products and into new markets. Loan servicing expense increased $3.9 million, or 14.8%, in 1999 compared to 1998 and $5.5 million, or 26.8%, in 1998 compared to 1997 due to the Company's increased collection efforts and associated costs as well as increased costs during 1999 for credit reports and the costs related to acquiring additional agent bank relationships. Professional services decreased $17.8 million, or 33.5%, in 1999 compared to 1998 principally due to decreased fees paid to a third party merchant sales organization. Miscellaneous expense in 1999 compared to 1998 increased only 2% in comparison to a 33.8% increase in 1998 compared to 1997. The 1998 increase was largely due to the amortization of the premiums paid relating to credit card portfolio acquisitions. Increases in remaining expense categories generally relate to the acquisition of new customer relationships and loan portfolios, continued investments in technology and addressing Year 2000 issues.

Credit Card Loan Activities

The Company securitizes credit card loans on a revolving basis as a funding vehicle to supplement its use of core deposits as its primary source of funding. These securitizations are accounted for as sales in accordance with SFAS No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Since the Company continues to service these securitized loans, it takes the role of a loan servicer rather than a lender. As loans are sold, gains which represent the present value of retained cash flows are recorded, and the loans along with the related allowance for credit losses are removed from the balance sheet. The securitizations result in differences in the amount of reported loans versus managed loans. Reported loans reflect the removal of these securitized loans from the balance sheet in accordance with generally accepted accounting principles while managed loans include both securitized loans and reported loans. The following table reflects the reconciliation of the loan portfolio net of unearned income between reported and managed loans at December 31, 1999 and December 31, 1998.

	December 31, 1999			December 31, 1998
	Reported	Securitized	Managed	Reported	Securitized	Managed

(in thousands)
Managed Loan Data

As of Year End:
Total loans outstanding	$6,298,303	$651,044	$6,949,347	$5,732,604	$653,022	$6,385,626
Total credit cards and related plans outstanding	$2,540,774	$651,044	$3,191,818	$2,781,626	$653,022	$3,434,648
Annual Average:
Total loans outstanding	$5,741,204	$652,599	$6,393,803	$5,440,079	$695,367	$6,135,446
Total credit cards and related plans outstanding	$2,587,720	$652,599	$3,240,319	$2,728,328	$695,367	$3,423,695

Asset Quality

The Company's loan delinquency rates and net charge-off activity reflect, among other factors, general economic conditions, the quality of the loans, the average seasoning of the loans and the success of the Company's collection efforts. The Company's objective in managing its loan portfolio is to balance and optimize the profitability of the loans within the context of acceptable risk characteristics. The Company continually monitors the risks embedded in the credit card loan portfolio with the use of statistically-based simulation models.

The consumer credit industry continues to experience high levels of delinquencies and charge-offs. As a major credit card issuer, the Company also continues to experience high net charge-off and delinquency rates. While delinquency and charge-off rates have declined, selected segments of consumers will continue to experience credit problems. Therefore, management continues to closely evaluate and monitor consumer behavior, credit standards and marketing strategies.

The following table reflects the delinquency rates for the Company's overall loan portfolio and for credit cards and related plans. An account is contractually delinquent if the minimum payment is not received by the specified billing date. The overall delinquency rate as a percentage of total loans improved to a level of 2.86% at December 31, 1999 compared with 3.37% at December 31, 1998. The delinquency rate as a percentage of total credit card loans and related plans was 5.01% at December 31, 1999 down from 5.94% at December 31, 1998.

Delinquent Loans:

	December 31, 1999		December 31, 1998

(in thousands)

Total Loans		% of Loans		% of Loans

Loans outstanding	$6,298,303		$5,732,604
Loans delinquent:
30 - 89 days	$121,465	1.93%	$121,237	2.11%
90 days or more & still accruing	58,809	0.93%	72,482	1.26%

Total delinquent loans	$180,274	2.86%	$193,719	3.37%

Nonaccrual loans	$11,766.19%		$7,027.12%

Credit Cards and Related Plans

Loans outstanding	$2,540,774		$2,781,626
Loans delinquent:
30 - 89 days	$74,335	2.93%	$96,625	3.47%
90 days or more & still accruing	52,903	2.08%	68,578	2.47%

Total delinquent loans	$127,238	5.01%	$165,203	5.94%

Nonaccrual loans	—	—	—	—

The Company's policy is to charge off credit card and related plans when they become 180 days contractually past due. Net loan charge-offs include the principal amount of losses resulting from borrowers' unwillingness or inability to pay, in addition to bankrupt and deceased borrowers, less current period recoveries of previously charged-off loans. The allowance for loan losses is intended to cover losses inherent in the Company's loan portfolio as of the reporting date. The provision for loan losses is charged against earnings to cover both current period net charge-offs and to maintain the allowance at an acceptable level to cover losses inherent in the portfolio as of the reporting date. Net charge-offs for the Company's overall portfolio were $163 million for the year ended December 31, 1999 compared to $184.5 million for the same period in 1998. Net charge-offs as a percentage of average loans were 2.84% for 1999 compared to 3.39% for 1998. The allowance as a percentage of loans was 1.69% as of December 31, 1999 compared to 2.13% as of December 31, 1998.

The following table presents the activity in the Company's allowance for loan losses with a breakdown of charge-off and recovery activity related to credit cards and related plans.

Allowance for Loan Losses:

	For the Years Ended December 31,
	1999	1998

(in thousands)

Balance at January 1	$121,877	$128,990
Addition due to acquisitions of loans	3,054	13,035
Reduction due to sales of loans	—	(8,990)
Provision for loan losses	144,573	173,311
Loans charged off:
Credit cards and related plans	(186,785)	(208,530)
All other loans	(4,472)	(4,795)
Loans recovered:
Credit cards and related plans	26,137	26,527
All other loans	2,100	2,329

Total net charge-offs	(163,020)	(184,469)

Balance at December 31	$106,484	$121,877

Allowance as a percentage of loans	1.69%	2.13%
Total net charge-offs as a percentage of average loans	2.84%	3.39%

Capital Resources

As described in Note L, the Company and its banking subsidiaries are required to maintain minimum capital in accordance with regulatory guidelines. At December 31, 1999, First National Bank of Omaha and all other banking subsidiaries of the Company exceeded the minimum requirements for the "well capitalized" category as established by supervisory agencies. The Company intends to maintain sufficient capital in each of its banking subsidiaries to remain in the "well capitalized" category.

In 1999, the Company repurchased 500 shares of the Company's common stock. These shares were retired decreasing the total number of shares issued and outstanding to 334,500.

In 1995, First National Bank of Omaha issued $75 million in 15 year subordinated capital notes. During 1999, another banking subsidiary of the Company issued $2.3 million in capital notes related to the acquisition and merger of a bank. These capital notes, along with the parent company's $17.1 million in capital notes outstanding as of December 31, 1999 issued in connection with the Company's previous acquisitions, count towards meeting the required capital standards, subject to certain limitations. The Company has historically retained approximately 85% of net income in capital to fund growth of future operations and to maintain minimum capital standards.

Liquidity Management

Adequate liquidity levels are necessary to ensure that sufficient funds are available for loan growth and deposit withdrawals. These funding needs are offset by funds generated from loan repayments, investment maturities, and core deposit growth. The Company's Asset and Liability Committee is responsible for monitoring the current and forecasted balance sheet structure to ensure anticipated funding needs can be met at a reasonable cost. Contingency plans are in place to meet unanticipated funding needs or loss of funding sources. The parent company's cash flows are dependent upon the receipt of dividends from its banking subsidiaries which are subject to regulatory restrictions.

Domestic retail deposits are used as the primary source of funding for all banking subsidiaries. In order to maintain flexibility and diversity in liquidity management, the Company also has access to a variety of other funding sources. These other sources include securities sold under repurchase agreements, federal funds purchased, credit card-backed securitizations, Federal Home Loan Bank advances, other debt agreements and subordinated capital notes.

The Company utilizes credit card-backed securitization vehicles to assist in its management of liquidity, interest rate risk and capital. At December 31, 1999 and 1998, $651 million and $653 million, respectively, of the Company's managed credit card portfolio was securitized with an additional $255 million and $275 million, respectively, in unused securitization lines available. Additionally, the Company had Federal Home Loan Bank advances of $372.1 million as of December 31, 1999 and $28.5 million as of December 31, 1998. At December 31, 1999, the parent company had no balance outstanding under a $100 million syndicated revolving credit facility.

Year 2000 Readiness

As is the case with many financial services companies, the Company is heavily dependent on internal and external computer systems and services to serve its customers. As a result, the Company began working on Year 2000 challenges in 1994 and established a Year 2000 Project Management Office (PMO) to monitor, evaluate and manage the risks, solutions and costs associated with Year 2000 issues. The PMO developed a project plan for the Company and served as a resource to assist the Company's various business units in assessment, remediation and testing for Year 2000 readiness. The PMO monitored and incorporated into the Company's plans the numerous regulatory guidelines issued by the Federal Financial Institutions Examination Council. To date, the Company has experienced no material interruptions related to Year 2000 concerns; however, the Company continues to monitor Year 2000 issues on an ongoing basis.

The total cumulative costs relating directly to Year 2000 issues from the project's inception through December 31, 1999 totaled approximately $11.6 million. A significant portion of the total cost included the cost of existing staff that were redeployed to the Year 2000 project from other technology development plans. These costs did not include system upgrades and replacements that were made in the normal course of operations for other purposes in addition to addressing Year 2000 issues.

Market Risk

The Company's primary component of market risk is interest rate volatility. It is the goal of the Company to maximize profits while effectively managing rather than eliminating interest rate risk. Two primary measures are used to measure and manage interest rate risk: Net Interest Income Simulation Modeling and Interest Rate Sensitivity Gap Analysis.

Net Interest Income Simulation

The Company uses a simulation model to analyze net interest income sensitivity to movements in interest rates. The simulation model projects net interest income based on both upward and downward interest rate shifts over a twelve month period. Alternative scenarios are simulated by applying immediate shifts in interest rates (rate shocks) and gradual shifts in interest rates (rate ramps). These interest rate shifts are applied to a projected balance sheet for the Company for the twelve month simulation period. Based on the information and assumptions in effect at December 31, 1999, management believes that a 200 basis point rate shock or rate ramp over a twelve month period, up or down, would not significantly affect the Company's annualized net interest income.

The Company has established guidelines that limit the acceptable potential change in net interest margin and net income under these interest rate and balance sheet scenarios. The Company intends to use interest rate swap agreements on a limited basis in the future to change the characteristics of selected fixed rate exposures as an element of its risk management policy. All swaps will be linked to an underlying debt or obligation.

Interest Rate Sensitivity Gap Analysis

The Company uses interest rate sensitivity gap analysis to monitor the relationship between the maturity and repricing of its interest-earning assets and interest-bearing liabilities, while maintaining an acceptable interest rate spread. Interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time period and the amount of interest-bearing liabilities maturing or repricing within that time period. A gap is considered positive when the amount of interest-rate-sensitive assets exceeds the amount of interest-rate-sensitive liabilities, and is considered negative when the amount of interest-rate-sensitive liabilities exceeds the amount of interest-rate-sensitive assets. Generally, during a period of rising interest rates, a negative gap would adversely affect net interest income, while a positive gap would result in an increase in net interest income. Conversely, during a period of falling interest rates, a negative gap would result in an increase in net interest income, while a positive gap would negatively affect net interest income. Management's goal is to maintain a reasonable balance between exposure to interest rate fluctuations and earnings.

The following table represents management's estimate of projected maturity or repricing of the Company's interest-earning assets and interest-bearing liabilities at December 31, 1999. Management believes that the table will approximate actual experience; however, it should be noted that the gap analysis is a point in time measurement that does not capture all aspects of interest rate risk.
As of December 31, 1999	Three Months or Less	Greater Than Three Months Less Than One Year	One Year Through Five Years	Over Five Years	Total

(in thousands)

Earning assets:
Investment activities	$278,940	$218,229	$894,018	$49,031	$1,440,218
Lending activities	3,015,964	377,927	1,888,437	1,015,975	6,298,303

Earning assets	3,294,904	596,156	2,782,455	1,065,006	7,738,521
Interest-bearing liabilities	3,373,090	1,883,355	1,598,864	106,217	6,961,526

Interest sensitive gap	(78,186)	(1,287,199)	1,183,591	958,789	776,995
Gap as a percent of earning assets	(1.01)%	(16.63)%	15.29%	12.39%	10.04%

Cumulative interest sensitive gap	(78,186)	(1,365,385)	(181,794)	776,995
Cumulative gap as a percent of earning assets	(1.01)%	(17.64)%	(2.35)%	10.04%

First National of Nebraska and Subsidiaries
Selected Financial Data

	Years ended December 31,
	1999	1998	1997	1996	1995

(in thousands except per share data)

Total interest income and noninterest income	$1,074,245	$1,094,319	$1,032,285	$926,022	$813,710
Provision for loan losses	144,573	173,311	201,494	180,059	102,767
Net income	92,361	86,492	75,187	70,232	82,241
Net income per share	276.02	258.19	220.68	202.53	237.17
Cash dividends per share	38.72	35.00	33.76	37.22	33.73
Dividend payout ratio	14.0%	13.6%	15.3%	18.4%	14.2%
Total assets	8,560,444	8,187,815	7,332,021	6,912,057	6,110,542
Managed assets (1)	9,211,488	8,840,837	8,282,021	7,112,057	6,310,542
Average equity to average assets ratio	7.8%	7.4%	7.0%	7.4%	7.0%
Other borrowings and capital notes	98,147	97,368	118,541	103,136	109,216
Federal Home Loan Bank advances	372,077	28,535	3,957	740	—

The Company's stock is traded over-the-counter.
Bid price quotes per share, high and low, by quarter (2)

	1999		1998
	High	Low	High	Low

1st quarter	$3,390	$2,900	$3,675	$3,600
2nd quarter	3,000	2,950	3,940	3,650
3rd quarter	2,985	2,725	3,900	3,500
4th quarter	2,725	2,400	3,500	3,250

Dividends per share

	1999	1998

1st quarter	$12.47	$ 8.75
2nd quarter	17.50	17.50
3rd quarter	8.75	8.75

Number of stockholders

As of March 7, 2000, there were 334,500 shares of common stock issued and outstanding which were held by 332 shareholders of record. The shareholders of record number does not reflect the persons or entities who hold their stock in nominee or "street " name.

(1) Reported assets plus securitized credit card loans

(2) Source: Kirkpatrick Pettis Inc., Omaha, Nebraska

Such over-the-counter market quotations reflect interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. The Company's common stock experiences limited trading.

First National of Nebraska

[LOGO]

Officers and Directors*

Bruce R. Lauritzen*
Chairman

J. William Henry*
President

Dennis A. O'Neal*
Executive Vice President and Treasurer

Elias J. Eliopoulos*
Executive Vice President

Daniel K. O'Neill*
Executive Vice President
Lauritzen Corporation

F. Phillips Giltner*
Chairman Emeritus

Margaret Lauritzen Dodge*
Commercial Loan Officer
First National Bank of Omaha

Timothy D. Hart
Secretary

Steven K. Ritzman
Senior Vice President

First National Bank Of Omaha
Senior Officers and Directors*

Bruce R. Lauritzen, Chairman*
Elias J. Eliopoulos*	J. William Henry*	Dennis A. O'Neal*
President, Consumer Banking	Executive Vice President	President, Corporate Banking

Nicholas W. Baxter	Senior Vice President, First of Omaha Merchant Processing
Richard A. Frandeen*	Senior Vice President, Real Estate Lending
Charles H. Fries, Jr.*	Senior Vice President, Corporate & Financial Institutions
Thomas R. Haller*	Senior Vice President, Retail Banking
Timothy D. Hart*	Senior Vice President, Corporate Administration
Frances A. Marshall*	Senior Vice President, Human Resources
Craig V. McGarry	Vice President and Division Head, Trust
Marc M Diehl*	Senior Vice President, Trust
Russell K. Oatman*	Senior Vice President, First Financial Services
James C.C. Schmidt*	Senior Vice President, Technology Services

F. Phillips Giltner*, Chairman Emeritus	James L. Doody*	Robert W. Tritsch*
* Director

The Bank In Boulder	Boulder - Longmont - Louisville - Broomfield, Colorado

David M. Gilman, Chairman & President

Directors
Larry F. Frey	Richard E. Geesaman, MD	David M. Gilman	Caroline J. Hoyt
Earl McLaughlin	Dennis A. O'Neal	Thomas W. Ward	Dorothy A. Horrell, PhD

First National Bank	Fort Collins - Loveland, Colorado

Thomas J. Gleason, Chairman	Mark P. Driscoll, President

Directors
Mark P. Driscoll	John A. Duffey	Dwight L. Ghent	Thomas J. Gleason
Roger G. Gunlikson	Lucia A. Liley	Douglas E. Markley	Dennis A. O'Neal
Merlin G. Otteman, MD	Stephen J. Schrader	Wayne K. Schrader	David L. Wood
Mark J. Soukup, Director Emeritus

First National Bank and Trust Company of Columbus	Columbus - Norfolk, Nebraska

John M. Peck, Chairman & President - Columbus	James R. Mangels, President - Norfolk

Directors
James M. Bator	Donald N. Dworak	Randal J. Emrich	Clark D. Lehr
John F. Lohr	Robert P. Loshbaugh	James R. Mangels	Larry D. Marik
John M. Peck	Steven K. Ritzman	Richard A. Robinson	Noyes W. Rogers
Donald M. Schupbach	Dwayne G. Smith

First National Bank of Kansas	Overland Park - Fairway - Olathe - Shawnee, Kansas

Stuart C. Lang, President

Directors
Linda A. Acker	Ben T. Embry	Blair L. Gogel	J. William Henry
Stuart C. Lang	James A. Polsinelli	Marilyn Scafe	Mary Kay Horner

First National Bank	North Platte - Alliance - Chadron - Gering - Scottsbluff, Nebraska

L.H. "Rick" Kolkman, President

Directors
Gary L. Conell, MD	J. William Henry	Orville A. Kaschke	James D. Keenan
L.H. "Rick" Kolkman	William J. Pfister	William C. Snodgrass	Gary M. Trego
Ralph M. Tysdal

The Fremont National Bank and Trust Company	Fremont, Nebraska

Thomas J. Milliken, Chairman	David N. Simmons, President

Directors
Marc M Diehl	William R. Emanuel	H. Haines Hill	Jim A. Hoshor
Helen J. Krause	Thomas J. Milliken	David N. Simmons	Bart E. Qualsett

Platte Valley State Bank & Trust Company	Kearney, Nebraska

Wayne R. McKinney, Chairman	Mark A. Sutko, President

Directors
Jeff G. Beattie	Gerald L. Dulitz	Byron D. Hansen	Peter G. Kotsiopulos
Robin W. Marshall	Wayne R. McKinney	Dennis A. O'Neal	John H. Schulte, MD
Mark A. Sutko	Gerald J. Tomka	Sidney R. Hellman, Honorary	Jack M. Horner, Honorary
Robert P. Sahling, Honorary	Carl C. Spelts, Honorary

First National Bank South Dakota	Yankton - Mitchell - Huron - Woonsocket, South Dakota

Randall A. Johnson, President

Directors
Joseph W. Barry	Wilbur P. Foss	Randall A. Johnson	Joleen M. Smith	J. William Henry

Union Colony Bank	Greeley - Windsor - Johnstown - Brighton, Colorado

Lawrence W. Menefee, Chairman	Thomas J. Flanagan, Jr., President

Directors
Victor J. Campbell	George W. Doering	Harold G. Evans	Thomas J. Flanagan, Jr.
Kay Kosmicki	James R. Listen	Lawrence W. Menefee	Dennis A. O'Neal
Robert A. Ruyle	Masoud S. Shirazi	Michael V. Shoop	F. Scott Thomas
John M. Todd	John C. Todd, Director Emeritus

Cornerstone Mortgage Company	Houston - Austin - Beaumont - Bryan - Dallas San Antonio - Temple - Waco, Texas

Marc N. Laird, President	Judith A. Belanger, Executive Vice President

Data Management Products	Omaha

James A. Mills, President

Michael J. Reynolds, Senior Vice President	Darren L. Snodgrass, Vice President

First Integrated Systems	Omaha

James A. Mills, President	William G. Pierce, National Sales Manager

First National Information Services	Omaha - Des Moines - Denver - Kansas City St. Paul - Minneapolis - Chicago

Russell K. Oatman, Chairman

LeRoy A. Swedlund, President, Information Systems Kurt Shedenhelm, President, Path Technology Group

Christopher P. Candela, President, Mountain States Imaging

First National Services Corporation	Omaha

R. Ray Lockhart, Director of Risk Management

Michael J. Dunetts, Director of Internal Audit	James M. Van Lent, Risk Officer
Donald A. Fees, Director of Loan Review	Bernard K. Williams, Operations Officer
David E. Harris, Director of Risk Consulting

First of Omaha Merchant Processing	Omaha

Nicholas W. Baxter, President

Donald M. Gerhard, Executive Vice President	Michael C. Phelan, Senior Vice President
Christa M. Titus, Vice President & Chief Financial Officer

First Technology Solutions	Omaha

James C.C. Schmidt, President

Charles M. Huetter, Vice President	Deane McGuire, Software Services Division Manager
Kimberly M. Whittaker, Regional Sales Manager

FNC Trust Group	Fort Collins - Boulder - Greeley - Loveland

Marc M Diehl, President

Sean P. Shelley, Senior Vice President	Barbara Meneely, Vice President
Cheryl M. Jarchow, Vice President	Dennis G. Swartz, Vice President - Greeley
David C. Jordon, Vice President & Investment Manager	Gaylen R. Williams, Vice President - Loveland

Nebraska Trust Company	Fremont — Columbus — Kearney — North Platte

David N. Simmons, President

Leanne K. Anderson, Vice President — North Platte	Bruce T. Lear, Vice President — Kearney
John R. Scott, Vice President — Columbus	Stacy A. Auman, Vice President — Fremont
Jeffrey S. Arnold, Vice President — Fremont	Stephen C. Wade, Vice President —Fremont
Tim G. Gregan, Vice President — Fremont	Mark L. Andrews, Trust Officer

Platinum Recovery Solutions	Omaha

Joseph W. Barry, President
James W. Shanahan, Vice President	John K. Keady, Vice President
Mark L. Mathia, Second Vice President

Retriever Payment Systems	Houston

Elias J. Eliopoulos, Chairman	William H. Higgins, President
Joseph M. Natoli, Vice President & Sales Manager

Whitetail Finance Company	North Platte — Scottsbluff — Fremont — Lexington

DiAnne Kolkman, President	William J. Pfister, Treasurer

Banking Subsidiaries

First National Bank of Omaha is a national banking association founded in 1863. First National Bank of Omaha and its six wholly-owned nonbanking subsidiaries and one majority-owned nonbanking subsidiary (the Bank) had total assets as of December 31, 1999 in excess of $4.3 billion and is the largest bank headquartered in Nebraska. The Bank is engaged in general banking business and offers complete banking and trust services to retail, commercial, industrial and agricultural customers in Nebraska, Iowa, Kansas, South Dakota, Colorado and other nearby states. The Bank offers time and demand deposits, certificates of deposits, individual retirement accounts and other products. The Bank also provides customers with trust services, safe deposit boxes, cash management and investment services. The Bank makes a variety of loans such as individual consumer loans (including credit card, installment and home equity loans), agricultural, real estate and commercial loans. The Bank has branch locations in Omaha, Bellevue, Beatrice and David City, Nebraska.

In addition, the Company engages in general banking business through its ownership of the following banks and trust companies. The banks offer complete banking services to retail, commercial, industrial and agricultural customers.

Locations

The Bank in Boulder	Boulder, Longmont, Louisville, and Broomfield, Colorado

First National Bank	Fort Collins and Loveland, Colorado

First National Bank of Kansas	Overland Park, Fairway and Olathe, Kansas Shawnee, Kansas (opening Summer 2000)

First National Bank	North Platte, Alliance, Chadron, Gering and Scottsbluff, Nebraska

First National Bank and Trust Company of Columbus	Columbus and Norfolk, Nebraska

Union Colony Bank	Greeley, Windsor, Johnstown and Brighton, Colorado
The Fremont National Bank and Trust Company	Fremont, Nebraska

Platte Valley State Bank & Trust Company	Kearney, Nebraska

First National Bank South Dakota	Yankton, Mitchell, Huron and Woonsocket, South Dakota

FNC Trust Group, National Association	Fort Collins, Boulder, Greeley and Loveland, Colorado

Nebraska Trust Company, National Association	Fremont, Columbus, Kearney and North Platte, Nebraska

Properties

The Company owns a 22-story office building in Omaha, Nebraska where its primary corporate offices are located. The Company also leases three facilities in Omaha which have recently been or are being constructed for its use: a 222,000 square foot Business Park at 142nd and Dodge, a 194,000 square foot Technology Center at 16th and Capitol Avenue and a one million square foot 40-story First National Tower at 16th and Dodge. The First National Tower is currently under construction and is expected to be completed by December of 2002. These three facilities have served or will serve to consolidate multiple office locations into more centralized locations to enhance operating efficiencies for the Company. The leases for the Business Park, Technology Center and First National Tower have variable rental payments and expire in 2005, 2002 and 2006, respectively. At the expiration of the leases, the Company may renew the leases and has options to purchase the properties. At December 31, 1999, the leases include residual value guarantees of $62.9 million, $67.6 million and $18.4 million for the Business Park, Technology Center and First National Tower, respectively. The Company's banking business is operated at facilities located in Nebraska, South Dakota, Kansas and Colorado. Refer to Banking Subsidiaries above for locations of branches. Of the 68 branch locations, 43 are owned by the Company and 25 are leased. The leases on these branches and other office space (assuming no renewals of exercise options) run through the year 2026. For more explanation or detail, please see Notes D, G and K to the consolidated financial statements which are included on this Form 10-K.

Additional Financial Information

The following tables and information includes statistical data as required for Bank Holding Companies under Industry Guide 3 of the Securities and Exchange Commission guidelines. Such data should be read in conjunction with the other financial statements and related notes with respect to the Company and in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, which is included on this Form 10-K. The information with respect to such tables should not be construed to imply any conclusion on the part of management that the results, causes or trends indicated therein will continue in the future.

CONSOLIDATED AVERAGE BALANCE SHEETS/INTEREST RATES AND DIFFERENTIAL (1)

	1999			1998			1997

(in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate

Assets

Interest-Earning Assets:
Loans and lease financing (2)	$5,741,204	$749,376	13.05%	$5,440,079	$755,803	13.89%	$5,122,678	$735,638	14.36%
Taxable securities	1,164,931	65,504	5.62%	1,099,306	65,598	5.97%	1,064,831	64,165	6.03%
Nontaxable securities (3)	22,919	1,830	7.98%	16,231	1,285	7.92%	18,370	1,594	8.68%
Federal funds sold and other short-term investments	188,568	9,557	5.07%	245,792	13,320	5.42%	260,968	14,268	5.47%

Total interest-earning assets	7,117,622	826,267	11.61%	6,801,408	836,006	12.29%	6,466,847	815,665	12.61%
Cash and due from banks	318,749	—	—	322,804	—	—	291,635	—	—
Other assets	384,184	—	—	340,941			265,277

Total assets	$ 7,820,555	—	—	$7,465,153	—	—	$7,023,759	—	—

Liabilities and Stockholders' Equity
Interest-Bearing Liabilities:
Interest-bearing deposits	$5,943,070	$284,482	4.79%	$5,785,201	$305,127	5.27%	$5,305,636	$286,226	5.39%
Federal funds purchased and securities sold under repurchase agreements	173,321	8,394	4.84%	163,063	8,310	5.10%	151,675	7,841	5.17%
Federal Home Loan Bank advances	128,472	7,162	5.57%	14,781	1,003	6.79%	2,901	159	5.48%
Other borrowings	5,316	391	7.36%	25,178	1,435	5.70%	29,962	2,068	6.90%
Capital notes	92,657	7,104	7.67%	93,263	7,187	7.71%	94,425	7,322	7.75%
Commercial paper and commercial paper based borrowings	—	—	—	—	—	—	249,557	13,479	5.40%

Total interest-bearing liabilities	6,342,836	307,533	4.85%	6,081,486	323,062	5.31%	5,834,156	317,095	5.44%
Noninterest-bearing deposits	771,652	—	—	735,005	—	—	622,308	—	—
Other liabilities	93,446	—	—	97,858	—	—	73,274	—	—

Total liabilities	7,207,934	—	—	6,914,349	—	—	6,529,738	—	—
Total stockholders' equity	612,621	—	—	550,804	—	—	494,021	—	—

Total liabilities and stockholders' equity	$ 7,820,555	—	—	$7,465,153	—	—	$7,023,759	—	—

Net Interest Margin (4)	—	$518,734	7.29%	—	$512,944	7.54%	—	$498,570	7.71%

(1)	All significant intercompany balances have been eliminated in consolidation.
(2)	Calculated net of unearned income. Nonaccruing loans are included in the average loan and lease financing amount outstanding. No interest on these nonaccruing loans is included in the loans and lease financing interest income amount. Loan fee income of $148.4 million, $134.1 million and $115.8 million are included for 1999, 1998 and 1997, respectively.
(3)	Calculated on a tax-equivalent basis with a 35% marginal tax rate in 1999, 1998 and 1997.
(4)	Reflects the effect of interest on nontaxable securities calculated on a tax-equivalent basis with a 35% marginal tax rate in 1999, 1998 and 1997.

INTEREST RATE AND VOLUME CHANGES

The following table presents the changes in interest income and interest expense and the amounts attributable to changes in volume and changes in rates (1):

	1999-1998		1998-1997

(in thousands)

	Change in Income/ Expense	Volume Effect	Rate Effect	Change in Income/ Expense	Volume Effect	Rate Effect

Interest-Earning Assets:
Loans and lease financing	$ (6,427)	$40,627	$(47,054)	$20,165	$44,608	$(24,443)
Taxable securities	(94)	3,801	(3,895)	1,433	2,062	(629)
Nontaxable securities (2)	545	534	11	(309)	(176)	(133)
Federal funds sold and other short-term investments	(3,763)	(2,944)	(819)	(948)	(823)	(125)

Total interest-earning assets	(9,739)	42,018	(51,757)	20,341	45,671	(25,330)

Interest-Bearing Liabilities:
Interest-bearing deposits	(20,645)	8,151	(28,796)	18,901	25,408	(6,507)
Federal funds purchased and securities sold under repurchase agreements	84	508	(424)	469	582	(113)
Federal Home Loan Bank advances	6,159	6,369	(210)	844	797	47
Other borrowings	(1,044)	(1,375)	331	(633)	(303)	(330)
Capital notes	(83)	(47)	(36)	(135)	(90)	(45)
Commercial paper and commercial paper based borrowings	—	—	—	(13,479)	(13,479)	—

Total interest-bearing liabilities	(15,529)	13,606	(29,135)	5,967	12,915	(6,948)

Net Interest Margin	$ 5,790	$28,412	$(22,622)	$14,374	$32,756	$(18,382)

(1)	Variances attributable to rate and volume were calculated as follows:
	A.	A volume variance is the change in volume times the prior period rate.
	B.	A rate variance is the changes in rate times the prior period volume.
	C.	The remaining variance is due to a combination of rate and volume changes. The unallocated portion of the total change has been pro-rated into volume and rate components.

(2)	Calculated on a tax equivalent basis with a 35% marginal tax rate in 1999, 1998 and 1997.

LOAN PORTFOLIO

For the years ended December 31, loans were comprised of the following:

	1999	1998	1997	1996	1995

(in thousands)
Individual consumer (1)	$3,016,705	$3,188,367	$2,804,727	$3,290,410	$ 2,896,900
Real estate - mortgage	1,176,024	959,904	794,167	632,520	518,394
Commercial and financial	1,171,786	832,070	722,193	668,676	565,264
Agricultural	534,004	427,274	408,602	285,008	269,330
Real estate - construction	303,836	234,757	196,720	152,211	131,401
Lease financing	80,196	73,726	75,637	66,061	59,054
Other	31,181	29,956	8,936	12,155	10,777

Gross loans	6,313,732	5,746,054	5,010,982	5,107,041	4,451,120
Less:
Allowance for loan losses	106,484	121,877	128,990	104,812	67,740
Unearned income	15,429	13,450	13,380	11,494	11,693

Net loans	$6,191,819	$5,610,727	$4,868,612	$4,990,735	$ 4,371,687

(1)	Individual consumer loans consists primarily of credit cards and related plans.

Percent of loans in each category to gross loans for the years ended December 31 were as follows:

	1999	1998	1997	1996	1995

Individual consumer	47.8%	55.5%	56.0%	64.4%	65.1%
Real estate - mortgage	18.6%	16.7%	15.8%	12.4%	11.6%
Commercial and financial	18.5%	14.5%	14.4%	13.1%	12.7%
Agricultural	8.5%	7.4%	8.2%	5.6%	6.1%
Real estate - construction	4.8%	4.1%	3.9%	3.0%	3.0%
Lease financing	1.3%	1.3%	1.5%	1.3%	1.3%
Other	0.5%	0.5%	0.2%	0.2%	0.2%

Total	100.0%	100.0%	100.0%	100.0%	100.0%

The following table presents consolidated loan maturities as of December 31, 1999 by ranges based upon contract dates. Also included for loans maturing after one year are the amounts which have predetermined interest rates and floating or adjustable interest rates.

				DUE AFTER ONE YEAR
	One Year or Less	After One Through Five Years	After Five Years	Predetermined Interest Rates	Adjustable Interest Rates

(in thousands)
Individual consumer	$ 2,248,581	$ 730,030	$ 38,094	$ 397,887	$ 370,237
Real estate - mortgage	257,914	518,353	399,757	541,287	376,823
Commercial and financial	668,961	396,125	106,700	178,738	324,087
Agricultural	404,335	114,247	15,422	98,143	31,526
Real estate - construction	137,723	155,446	10,667	76,016	90,097
Lease financing	28,094	46,477	5,625	52,102	—
Other	30,661	474	46	520	—

RISK ELEMENTS

Nonaccrual, Restructured and Past Due Loans

	As of December 31,
	1999	1998	1997	1996	1995

(in thousands)
Nonaccrual loans	$ 11,766	$7,027	$5,289	$7,231	$8,718
Restructured loans (1)	776	114	258	972	1,527

Total nonaccrual and restructured loans (2)	12,542	7,141	5,547	8,203	10,245

Loans past due 90 days or more (3)	58,809	72,482	66,221	73,580	46,396

Total nonaccrual, restructured and past due loans	$ 71,351	$79,623	$71,768	$81,783	$56,641

It is the Company's policy for a committee of senior loan officers to review all loans 90 days or more past due for placement on nonaccrual status. If there is sufficient evidence to indicate that the borrower may be unable to meet the obligation, the loan is placed on nonaccrual status. Loans may be placed on nonaccrual status prior to reaching 90 days or more past due if circumstances warrant.

(1)	Does not include loans classified in the nonaccrual loans or loans past due 90 days or more categories.

(2)	The gross amount of interest income which would have been recorded on these loans for the year ended December 31, 1999 if such loans had been current is $1.3 million. The amount of interest income on these loans included in net income for the same year is $615,000.

(3)	Does not include loans classified in the nonaccrual loans category.

Potential Problem Loans

The following table presents potential problem loans categorized by loan type. Potential problem loans include all loans that are classified by management as substandard and doubtful less nonaccrual loans, restructured loans and loans past due 90 days or more.

For the year ended December 31, 1999

(in thousands)
Individual consumer	$569
Real estate - mortgage	2,130
Commercial and financial	23,466
Agricultural	15,451
Real estate - construction	2,475
Lease financing	124
Other	267

SUMMARY OF LOAN LOSS EXPERIENCE

An analysis of the changes in the allowance for loan losses for the years ended December 31 is as follows:

	1999	1998	1997	1996	1995

(in thousands)

Balance beginning of year	$121,877	$128,990	$104,812	$67,740	$ 55,265
Addition due to acquisitions of loans	3,054	13,035	10,895	1,738	1,568
Reduction due to sales of loans	—	(8,990)	—	—	—
Provision for loan losses	144,573	173,311	201,494	180,059	102,767

Loans charged off:
Individual consumer	(189,485)	(211,855)	(211,509)	(163,320)	(107,370)
Real estate-mortgage	(11)	(202)	(60)	(57)	(96)
Commercial and financial	(1,164)	(1,134)	(1,607)	(631)	(922)
Agricultural	(201)	(71)	(103)	(645)	(302)
Real estate-construction	—	—	—	—	—
Lease financing	(57)	(63)	(50)	(11)	(67)
Other	(339)	—	(19)	(47)	—

Total loans charged off	(191,257)	(213,325)	(213,348)	(164,711)	(108,757)
Loans recovered:
Individual consumer	27,340	27,894	24,324	19,082	16,250
Real estate-mortgage	34	64	90	219	52
Commercial and financial	402	546	536	478	317
Agricultural	307	137	157	77	176
Real estate-construction	—	—	—	50	5
Lease financing	75	10	18	61	42
Other	79	205	12	19	55

Total loans recovered	28,237	28,856	25,137	19,986	16,897

Total net charge-offs	(163,020)	(184,469)	(188,211)	(144,725)	(91,860)

Balance end of year	$106,484	$121,877	$128,990	$104,812	$ 67,740

Average amount of loans outstanding	$5,741,204	$ 5,440,079	$5,122,678	$ 4,593,550	$4,267,290

Ratio of net charge-offs to average loans outstanding	2.84%	3.39%	3.67%	3.15%	2.15%

Loan loss allowance by loan category for the years ended December 31 was as follows:

	1999	1998	1997	1996	1995

(in thousands)
Individual consumer	$ 75,012	$ 98,218	$ 105,808	$ 85,810	$ 52,453
Real estate-mortgage	7,190	5,379	6,053	4,559	4,444
Commercial and financial	13,780	9,663	9,070	8,243	6,143
Agricultural	6,043	5,417	5,032	3,767	3,156
Real estate-construction	2,726	1,682	1,979	1,551	862
Lease financing	523	485	443	419	389
Other	1,210	1,033	605	463	293

Total	$106,484	$ 121,877	$ 128,990	$104,812	$ 67,740

DEPOSITS

Average deposits for the years ended December 31 were as follows:

	1999		1998		1997

	Amount	Rate	Amount	Rate	Amount	Rate

(in thousands)
Average Deposits
Noninterest-bearing demand deposits	$ 771,652	0.0%	$ 735,005	0.0%	$ 622,308	0.0%
Interest-bearing demand deposits	606,572	1.8%	534,731	2.0%	502,348	2.1%
Interest-bearing savings deposits	1,703,035	4.2%	1,409,292	4.5%	1,082,866	4.4%
Time deposits	3,633,463	5.6%	3,841,178	6.0%	3,720,422	6.1%

Average total deposits	$ 6,714,722		$6,520,206		$ 5,927,944

Maturity of certificates of deposit and other time deposits issued in amounts of $100,000 or more as of December 31, 1999:

	Time CD's	Other Time

(in thousands)
Three months or less	$ 341,304	$ 5,057
Over three months through six months	121,506	3,706
Over six months through twelve months	157,498	172
Over twelve months	130,167	2,568

Total	$ 750,475	$11,503

SHORT-TERM BORROWINGS

Transactions in short-term borrowings are summarized below:

	Outstanding at Year-end	Average Daily Amount Outstanding	Maximum Outstanding Month-End Balance	Weighted Average Interest Rate During the Year	Weighted Average Interest Rate at Year-end

(in thousands)
1999
Federal funds purchased and securities
sold under repurchase agreements (1)	$ 341,485	$ 173,321	$ 341,485	4.8%	4.4%
Commercial Paper	—	—	—	—	—

1998
Federal funds purchased and securities
sold under repurchase agreements (1)	$ 358,975	$ 163,063	$ 358,975	5.1%	5.2%
Commercial Paper	—	—	—	—	—

1997
Federal funds purchased and securities
sold under repurchase agreements (1)	$ 217,891	$ 151,675	$ 254,709	5.2%	5.3%
Commercial Paper	—	$ 249,557	$ 228,916	5.4%	—

(1) The majority of federal funds purchased and securities sold under repurchase agreements mature each day and are replaced by a new issue.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Section 16(a) Beneficial Ownership Reporting Compliance

On May 28, 1999, Elizabeth Lauritzen, Bruce R. Lauritzen and Ann Lauritzen Pape were appointed by a court order to act as co-conservators of all the assets of John R. Lauritzen, which included 83,596 shares held in the name of the Lauritzen Corporation of which John R. Lauritzen was the majority voting shareholder. Subsequently, the co-conservatorship was modified by court order to provide that Mrs. Lauritzen and Bruce R. Lauritzen as co-conservators on behalf of John R. Lauritzen have the power to vote or control the voting shares of the Lauritzen Corporation. On November 5, 1999, the shareholders of Lauritzen Corporation adopted an Amendment to the Articles of Incorporation and a Plan of Recapitalization pursuant to which holders of voting preferred stock ( "Voting Preferred") were offered the opportunity to exchange each share of Voting Preferred for nonvoting preferred stock ("Non-voting Preferred"). On November 9, 1999, the co-conservators exchanged shares of Voting Preferred owned by John R. Lauritzen in the Lauritzen Corporation for an equal number of Non-voting Preferred. This resulted in a change in the beneficial ownership of approximately 24.99% of the Company's outstanding common stock. After the exchange of the Voting Preferred, Bruce R. Lauritzen, as Chairman of the Lauritzen Corporation has the power to vote and dispose of the 83,596 shares of Common Stock of the Company held by the Lauritzen Corporation, which was reported in a Form 8-K filed by the Company on November 24, 1999.

All transactions relating to such shares of Common Stock of the Company had historically been reported in all reports filed pursuant to Section 13 and 16 of the Securities and Exchange Act of 1934, as amended, under reports filed by John R. Lauritzen, as majority voting shareholder of Lauritzen Corporation pursuant to Section 16 and by the Lauritzen Group pursuant to Section 13. As a result of the recapitalization of the Lauritzen Corporation and the exchange of Voting Preferred for Non-voting Preferred, John R. Lauritzen has ceased including such Company shares in his reports filed pursuant to Section 16. Reports filed by the Lauritzen Group pursuant to Section 13 will continue to include the Company shares owned by Lauritzen Corporation. Lauritzen Corporation will now file separate reports pursuant to Section 16 to reflect changes in beneficial ownership. Lauritzen Corporation filed a Form 3 pursuant to Section 16 on March 21, 2000.

EXHIBITS

The following Exhibit Index lists the Exhibits to the Annual Report on Form 10-K.

3(i)	Amended and Restated Articles of Incorporation of the parent company, incorporated by reference to Exhibit 3(i) to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

3(ii)	Amended and Restated Bylaws of the parent company, incorporated by reference to Exhibit 3(i) to the Company's Report on Form 10-Q for the fiscal quarter ended June 30, 1997.

4

Fiscal and Paying Agency Agreement entered into in connection with the issuance of $75 million of Subordinated Notes by the Bank dated December 7, 1995 between the Bank as "Issuer" and the Bank as "Fiscal and Paying Agent" incorporated by reference to the Company's Report on Form 8-K, filed December 12, 1995.

10(a)

Deferred Compensation and Consultative Services Agreement between the Bank and John R. Lauritzen and Amendment to Deferred Compensation and Consultative Service Agreement between the Bank and John R. Lauritzen, incorporated by reference to Exhibit 10(a) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

10(b)

Deferred Compensation and Consultative Services Agreement between the Bank and F. Phillips Giltner and Amendment to Deferred Compensation and Consultative Services Agreement between the Bank and F. Phillips Giltner, incorporated by reference to Exhibit 10(b) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

10(c)

First National of Nebraska Senior Management Long Term Incentive Plan, incorporated by reference to Exhibit 10(c) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

10(d)	Management Incentive Plan, incorporated by reference to Exhibit 10(d) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

10(e)

Employment Contract between the parent company and Bruce R. Lauritzen, incorporated by reference to Exhibit 10(i) of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992.

13	Annual Report to Shareholders of the Company for the fiscal year ended December 31, 1999 is incorporated by reference and is filed herewith.

21	Subsidiaries of the Company.

27	Financial Data Schedule (EDGAR filing only).

FINANCIAL STATEMENT SCHEDULES

See Item 8 in the table of contents index for a listing of all financial statements.

All financial statement schedules normally required by Form 10-K are omitted since they either are not applicable or the required information is shown in the financial statements or the notes hereto.

No financial statement schedules are filed, and as such are excluded from the Annual Report as provided by Exchange Act Rule 14a-3(b)(i).

REPORTS ON FORM 8-K

On November 24, 1999 the registrant filed a current report on Form 8-K, Item 5, reporting a recapitalization of Lauritzen Corporation resulting in a change in the beneficial ownership of approximately 24.99% of the Company's outstanding common stock held by Lauritzen Corporation.